 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

 SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Peerless Systems Corporation

(Name of Subject Company)

Peerless Systems Corporation

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

705536100

(CUSIP Number of Class of Securities)

Timothy E. Brog

Chairman and Chief Executive Officer

Peerless Systems Corporation

1055 Washington Boulevard, 8th Floor

Stamford, CT 06901

(203) 350-0040

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

Copies To:

Matthew J. Guanci, Jr.

Eric M. Kogan

Robinson & Cole LLP

280 Trumbull Street

Hartford, CT 06103

(860) 275-8200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

-i-

Item 1.     Subject Company Information.

Name and Address.

The name of the subject company is Peerless Systems Corporation, a Delaware corporation (“Peerless” or the “Company”). Unless the context indicates otherwise, we use the terms “us,” “we” and “our” to refer to the Company. The address of the Company’s principal executive office is 1055 Washington Boulevard, 8th Floor, Stamford, Connecticut 06901. The telephone number of the Company’s principal executive office is (203) 350-0040.

Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is the Company’s common stock, par value $0.001 per share (the “Company Common Stock”). As of December 22, 2014, there were an aggregate of (i) 2,701,364 shares of Company Common Stock issued and outstanding (which number includes 70,066 unvested shares of restricted Company Common Stock) and (ii) outstanding options to purchase 371,000 shares of Company Common Stock, all of which options have an exercise price lower than the Offer Price (as defined in Item 2 under the heading “Tender Offer”).

Item 2.     Identity and Background of Filing Person.

Name and Address.

Peerless, the subject company, is the person filing this Schedule 14D-9. The name, business address and business telephone number of the Company are set forth in Item 1 above under the heading “Name and Address.” The Company’s website address is www.peerless.com. The Company has included its website address in this Schedule 14D-9 solely as a textual reference, and the information included in, or linked to through, the Company’s website should not be considered part of this Schedule 14D-9.

Tender Offer.

This Schedule 14D-9 relates to the tender offer (the “Offer”) by Mobius Acquisition, LLC., a Delaware limited liability company (“Parent”), through its wholly owned subsidiary Mobius Acquisition Merger Sub, Inc., a Delaware corporation (“Acquisition Sub”), to purchase all of the outstanding shares of the Company Common Stock, at a purchase price of $7.00 per share (the “Offer Price”), net to the seller in cash without any interest and subject to any applicable withholding tax. The Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 13, 2015 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), as required by the Agreement and Plan of Merger, dated as of December 22, 2014, by and among Parent, Acquisition Sub and the Company (the “Merger Agreement”).

The Offer is described in a Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended or supplemented from time to time, the “Schedule TO”), filed by Parent and Acquisition Sub with the U.S. Securities and Exchange Commission (the “SEC”) on January 13, 2015. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO and are incorporated by reference herein. Acquisition Sub commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) the Offer on January 13, 2015. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer is scheduled to expire at 11:59 p.m., New York City time, on February 11, 2015 (the “Initial Expiration Date”), unless the Offer is extended pursuant to the Merger Agreement or as required by applicable law.

Following consummation of the Offer, the Merger Agreement provides that, among other things, upon its terms and subject to the satisfaction or waiver of the conditions set forth therein, and without a stockholder vote to adopt the Merger Agreement or effect the Merger in accordance with Section 251(h) of the Delaware General Corporation Law (“DGCL”), Acquisition Sub will merge with and into the Company (the “Merger”), and the Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”). At the time that the Merger becomes effective (the “Effective Time”), each issued and outstanding share of Company Common Stock (except for shares held by stockholders who exercise their appraisal rights under Delaware law) will be canceled and converted into the right to receive the Offer Price (other than shares held by the Company as treasury stock, held by a wholly owned subsidiary of the Company or held by Parent or Acquisition Sub, which will be canceled without consideration).

Pursuant to the Merger Agreement, effective as of the consummation of the Offer (the “Offer Closing”), each option to purchase shares of Company Common Stock (an “Option”) that is outstanding and unvested immediately prior to the Offer Closing will become fully vested and exercisable and, as of the Effective Time, each Option that is outstanding and unexercised immediately prior to the Effective Time will be canceled and converted into the right of the holder to receive at the Effective Time an amount in cash equal to the product of (i) the number of shares subject to such Option immediately prior to the Effective Time and (ii) the excess, if any, of the Offer Price over the exercise price per share of Company Common Stock subject to such Option, less any required withholding taxes. As a result, as of the Effective Time, all Options will automatically cease to be outstanding and each holder of an Option will cease to have any rights other than the right to receive the Option cash payment.

Pursuant to the Merger Agreement, effective as of the Offer Closing, each share of restricted Company Common Stock (“Company Restricted Stock”) that is outstanding and unvested immediately prior to the Offer Closing will become fully vested, and the restrictions thereon will lapse, and all such vested shares of Company Restricted Stock will be treated identically to all other shares of Company Common Stock with respect to payment of the merger consideration.

The closing of the Offer is subject to the satisfaction or waiver of certain customary closing conditions, including, but not limited to, (i) the valid tender of the number of shares that would represent at least a majority of the outstanding shares of Company Common Stock on a fully diluted basis (the “Minimum Tender Condition”); and (ii) the absence of certain legal impediments to the Offer or the consummation of the Merger. If, prior to the Offer Closing, Parent and the Company determine in good faith, after consulting with their respective outside legal counsel, that the Merger is ineligible to be effected in accordance with Section 251(h) of the DGCL, then, contingent and effective upon the Offer Closing, subject to certain conditions described below, Acquisition Sub is granted a Top-Up Option (as defined in Item 8 under the heading “Top-Up Option”) to acquire from the Company enough shares to bring Acquisition Sub to a 90% ownership level of Company Common Stock, allowing for a short-form merger pursuant to Section 253 of the DGCL, which will not require the consent of the Company’s stockholders. If, following the Offer Closing, a stockholder vote is necessary in order to consummate the Merger pursuant to the DGCL, Parent and Acquisition Sub are required to take all actions as are reasonably necessary (including executing and delivering a written consent with respect to any shares of Company Common Stock owned by Parent and/or Acquisition Sub) to effect such required stockholder vote by written consent of stockholders in compliance with Section 228 of the DGCL and the certificate of incorporation and bylaws of the Company, and to effect the Merger in compliance with applicable law.

During the period beginning on the date of the Merger Agreement and continuing until 11:59 p.m., New York City time, on February 10, 2015 ( the “Go-Shop Period”), the Company has the right to directly or indirectly initiate, solicit or encourage any Competing Proposals (as defined in the Merger Agreement) and waive any standstill provisions to enable Competing Proposals to acquire the entire Company to be submitted to the Company. At the end of the Go-Shop Period, the Company must cease any existing solicitation, encouragement, discussion or negotiation with any third parties but may continue to receive proposals and engage in discussions and activities with third parties that made a Competing Proposal during the Go-Shop Period that the board of directors of the Company (the “Company Board”) believes in good faith is, or could reasonably be expected to lead to, a Superior Proposal (as defined in the Merger Agreement).

The Merger Agreement contains certain termination rights for the Company and Parent. Upon termination of the Merger Agreement under specified circumstances, the Company will be required to pay Parent a termination fee equal to the amount of expenses incurred by Parent and Acquisition Sub, but not to exceed $200,000. The Merger Agreement also provides that Parent will be required to pay the Company a termination fee of $6.0 million under certain circumstances specified in the Merger Agreement. The payment of such termination fee by Parent is secured by a letter of credit from First Niagara Bank.

In addition to the foregoing termination rights, under specified circumstances either party may terminate the Merger Agreement if the Offer Closing has not occurred on or before April 30, 2015.

This summary of the Merger Agreement does not, and any other summary of any provisions of the Merger Agreement contained herein do not, purport to be complete and each is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference. The Merger Agreement is more fully described in Section 11 of the Offer to Purchase entitled “The Merger Agreement; Other Agreements.”

As set forth in the Schedule TO, the principal executive offices of Parent and Acquisition Sub are 650 Smithfield Street, Suite 705, Pittsburgh, Pennsylvania 15222.

Information relating to the Offer, including this Schedule 14D-9 and related documents, can be found on the SEC’s website at www.sec.gov, or on the Company’s website at www.peerless.com.

Item 3.     Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9 or as incorporated herein by reference, as of the date hereof, to the knowledge of the Company, there are no material agreements or arrangements, nor any actual or potential conflicts of interest, between (i) the Company or any of its affiliates, on the one hand, and (ii)(a) any of its executive officers, directors or affiliates, or (b) Parent, Acquisition Sub or any of their respective executive officers, directors or affiliates, on the other hand.

Arrangements with Current Executive Officers, Directors and Affiliates of the Company.

Interests of Certain Persons

The Company’s executive officers and the members of the Company Board may be deemed to have certain interests in the transactions contemplated by the Merger Agreement that may be different from or in addition to the interests of the Company’s stockholders generally, and are described below in this section. The Company Board was aware of those interests and considered that such interests may be different from or in addition to the interests of the Company’s stockholders generally, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.

Consideration for Shares Tendered Pursuant to the Offer

If the directors and executive officers of the Company who own shares of Company Common Stock tender their shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. As of December 22, 2014, the directors and executive officers of the Company beneficially owned, in the aggregate, 534,167 shares of Company Common Stock, which for purposes of this subsection excludes any shares issuable upon exercise of stock options held by such individuals, and includes an aggregate of 27,153 unvested shares of restricted Company Common Stock. If the directors and executive officers were to tender all of such shares pursuant to the Offer and those shares were accepted for purchase and purchased by Acquisition Sub, the directors and executive officers would receive an aggregate of $3,739,169 in cash, without interest, less any required withholding taxes. For a description of the treatment of stock options and restricted stock held by the directors and executive officers of the Company, see below under the heading “Treatment of Company Stock Options and Company Restricted Stock.”

The following table sets forth, as of December 22, 2014, the cash consideration that each executive officer and non-employee director would be entitled to receive in respect of his or her outstanding shares if such individual were to tender all of his or her outstanding shares pursuant to the Offer and those shares were accepted for purchase and purchased by Acquisition Sub.

Name:	Shares:	Consideration Payable in Respect of Shares:
Timothy E. Brog	461,511	$3,230,577
Jeffrey A. Hammer	36,742	$257,194
Matthew R. Dickman	1,348	$9,436
Gerald A. Stein	1,348	$9,436
Yi Tsai	6,065	$42,455

Treatment of Company Stock Options and Company Restricted Stock

Pursuant to the Merger Agreement, effective as of the Offer Closing, each Option that is outstanding and unvested immediately prior to the Offer Closing will become fully vested and exercisable and, as of the Effective Time, each Option that is outstanding and unexercised immediately prior to the Effective Time will be canceled and converted into the right of the holder to receive at the Effective Time an amount in cash equal to the product of (i) the number of shares subject to such Option immediately prior to the Effective Time and (ii) the excess, if any, of the Offer Price over the exercise price per share of Company Common Stock subject to such Option, less any required withholding taxes. As a result, as of the Effective Time, all Options will automatically cease to be outstanding and each holder of an Option will cease to have any rights other than the right to receive the Option cash payment.

Pursuant to the Merger Agreement, effective as of the Offer Closing, each share of Company Restricted Stock that is outstanding and unvested immediately prior to the Offer Closing will become fully vested, and the restrictions thereon will lapse, and all such vested shares of Company Restricted Stock will be treated identically to all other shares of Company Common Stock with respect to payment of the merger consideration.

The following tables sets forth, as of December 22, 2014, the cash consideration that each executive officer and non-employee director would be entitled to receive in respect of his outstanding Options at the Effective Time pursuant to the Merger Agreement.

Name:	Number of Shares Subject to Options:	Weighted Average Exercise Price:	Consideration Payable in Respect of Company Stock Options:
Timothy E. Brog	260,000	$2.42	$1,190,800
Jeffrey A. Hammer	58,000	$2.32	$271,520
Matthew R. Dickman	14,000	$3.83	$44,380
Gerald A. Stein	14,000	$3.83	$44,380
Yi Tsai	25,000	$3.65	$83,700

The following tables sets forth, as of December 22, 2014, the cash consideration that each executive officer and non-employee director would be entitled to receive in respect of his outstanding unvested shares of Company Restricted Stock at the Effective Time pursuant to the Merger Agreement.

Name:	Number of Shares of Unvested Restricted Common Stock:	Consideration Payable in Respect of Unvested Restricted Common Stock:
Timothy E. Brog	0	$0
Jeffrey A. Hammer	4,051	$28,357
Matthew R. Dickman	4,051	$28,357
Gerald A. Stein	4,051	$28,357
Yi Tsai	15,000	$105,000

Section 16 Matters

Pursuant to the Merger Agreement, the Company may take any actions reasonably necessary to cause the Merger, including the disposition of shares by each individual who is a director or executive officer of the Company, to be exempt under Rule 16b-3 under the Exchange Act.

Potential Payments Upon Termination of Employment or Change in Control

The potential payments upon termination or change in control are governed by employment agreements, stock option agreements and restricted stock award agreements between the Company and its executive officers and non-employee directors, and the 2005 Incentive Award Plan of the Company (the “2005 Plan”). The 2005 Plan generally provides that awards are exercisable only while the holder is an employee, consultant or independent director, provided however that the Compensation Committee of the Company Board, in its sole discretion, may provide for the award to be exercisable for a period of time following termination.

Pursuant to the 2005 Plan, in the event of a change in control, each outstanding award shall be assumed or an equivalent award substituted by the successor corporation or a parent or subsidiary of the successor corporation. If the successor corporation refuses to assume or substitute for the award, the Compensation Committee can cause any or all of such awards to become fully exercisable immediately prior to the consummation of the transaction. If the Compensation Committee causes the awards to become fully vested, such awards are exercisable for 15 days from such notice and will terminate upon the expiration of the 15-day period. This summary and description of the 2005 Plan do not purport to be complete and are qualified in their entirety by reference to the 2005 Plan, which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated by reference herein.

The Company is party to an employment agreement with Mr. Timothy E. Brog, dated as of July 11, 2013, which provides for certain payments upon termination of Mr. Brog’s employment. If Mr. Brog’s employment is terminated without cause (as defined in the employment agreement), he will receive unpaid salary and benefits, salary and benefits until the end of the applicable term of the employment agreement, and a severance payment equal to 12 months’ salary and Company-paid health insurance for the 12-month severance period. This summary and description do not purport to be complete and are qualified in their entirety by reference to the employment agreement, which is filed as Exhibit (e)(3) to this Schedule 14D-9 and is incorporated by reference herein.

The Company is also party to an employment agreement with Mr. Yi Tsai, dated as of July 16, 2014. which provides for certain payments and acceleration of vesting upon termination of Mr. Tsai’s employment. If Mr. Tsai’s employment is terminated without cause (as defined in the employment agreement) (a) within 12 months after a change in control (as defined in the employment agreement), he will receive a lump sum severance payment of $75,000 and (b) his shares of Company Restricted Stock and Options will vest on a pro rata basis as set forth in the employment agreement. This summary and description do not purport to be complete and are qualified in their entirety by reference to the employment agreement, which is filed as Exhibit (e)(4) to this Schedule 14D-9 and is incorporated by reference herein.

The following table shows the potential payments, (i) in the case of Mr. Brog, upon termination of his employment, assuming that his employment is terminated on February 15, 2015, and (ii) in the case of Mr. Tsai, upon termination of his employment within 12 months after a change in control, assuming his employment is terminated on February 15, 2015, and assuming the change in control occurred on February 14, 2015. These disclosed amounts are estimates only and do not necessarily reflect the actual amounts that would be paid to the named executive officers, which would only be known at the time they become eligible for such payments. If Mr. Brog’s employment is terminated following a change in control, he would not receive special payment, but would receive the payment set forth below, if terminated with or without cause, as the case may be.

Name	Termination With Cause ($)	Termination Without Cause ($)(1)
Timothy E. Brog	$71,111	$657,798
Yi Tsai	$5,691	$80,691

(1)	Refer to the termination without cause table below for details.

The table below reflects the estimate of the payments and benefits that each current named executive officer would receive assuming such named executive officer's employment was terminated without "cause" on February 15, 2015 (and in the case of Mr. Tsai only, assuming a change in control occurred on February 14, 2015). These disclosed amounts are estimates only and do not necessarily reflect the actual amounts that would be paid to the named executive officers, which would only be known at the time they become eligible for such payments. If Mr. Brog’s employment is terminated following a change in control, he would not receive special payment, but would receive the payment set forth below, if terminated without cause.

Name	Base Salary ($)	Bonus ($)	Vacation Payout ($)	Severance ($)	Medical Benefits Continuation ($)	Total ($)
Timothy E. Brog	$157,761	--	$71,111	$419,145	$9,780	$657,798
Yi Tsai	--	--	$5,691	$75,000	--	$81,172

Indemnification and Insurance

Consistent with Section 102(b)(7) of the DGCL, the Company’s Certificate of Incorporation dated August 12, 1996 (the “Certificate”) provides that, to the fullest extent permitted by the DGCL, a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty as a director.

The Company’s Amended and Restated Bylaws dated June 7, 2008 (the “Bylaws”) provide that the Company shall indemnify its directors and executive officers to the fullest extent not prohibited by the DGCL. In addition, the Bylaws provide that the Company shall advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, by reason of the fact that he is or was a director or executive officer of the Company, or is or was serving at the request of the Company as a director or executive officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request, all expenses incurred by any director or executive officer in connection with such proceedings upon receipt of an undertaking by or on behalf of such person to repay said amounts if it should be determined ultimately that such person is not entitled to be indemnified under the Bylaws or otherwise.

The Company has entered into indemnification agreements with certain of its directors that may require the Company to indemnify such directors against liabilities that may arise by reason of such directors’ status or service.   To the extent permitted by applicable law, such indemnification agreements will continue in full force and effect in accordance with their terms following the Effective Time. This summary and description do not purport to be complete and are qualified in their entirety by reference to the Form of Indemnification Agreement, which is filed as Exhibit (e)(5) to this Schedule 14D-9 and is incorporated by reference herein.

The DGCL provides that indemnification is permissible only when the director, officer, employee, or agent acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. The DGCL also precludes indemnification in respect of any claim, issue, or matter as to which an officer, director, employee, or agent shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine that, despite such adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

The Company has a policy of directors’ and officers’ liability insurance covering directors and officers of the Company and its subsidiaries with respect to liabilities incurred as a result of their service in such capacities.

The Merger Agreement provides that, from the Effective Time through the sixth anniversary of the Effective Time, the Parent shall cause the certificate of incorporation and bylaws of the Surviving Corporation to contain provisions no less favorable with respect to indemnification and limitation of liabilities of the current or former directors and officers of the Company and its subsidiaries and advancement of expenses than are set forth as of the date of Merger Agreement in the Certificate and the Bylaws to the extent permitted by applicable law.

The Merger Agreement provides that the Company shall, or Parent shall cause the Surviving Corporation to, obtain and fully pay the premium for the non-cancellable extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, the “D&O Insurance”), in each case for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time with terms, conditions, retentions and limits of liability that are no less favorable in all material respects than the coverage provided under the Company’s existing policies. If the Company or the Surviving Corporation for any reason fails to obtain such “tail” insurance policies as of the Effective Time, (i) the Surviving Corporation shall maintain in effect, for a period of at least six years from and after the Effective Time, the Company’s currently existing D&O Insurance, with terms and conditions that are at least as favorable to the insureds in the aggregate as the Company’s current policies, or (ii) Parent shall provide comparable D&O Insurance, for a six-year period, with terms and conditions that are no less favorable to the insureds than the existing policies. In accordance with the Merger Agreement, Parent or the Surviving Corporation will not be required to pay any annual premium for the D&O Insurance or any substitutes with respect thereto in excess of 250% of the current annual premium; and, if the annual premiums of such coverage exceed such amount, the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

The foregoing summary of the indemnification of officers and directors and directors’ and officers’ liability insurance pursuant to the Merger Agreement, the Certificate and the Bylaws does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, the Certificate and the Bylaws (as applicable), which are filed as Exhibit (e)(1), Exhibit (e)(6) and Exhibit (e)(7), respectively, to this Schedule 14D-9 and are incorporated by reference herein.

Arrangements with Parent, Acquisition Sub or their Affiliates.

The following is a discussion of all known material agreements, understandings and actual or potential conflicts of interest between the Company and Parent, Acquisition Sub or their affiliates relating to the Offer.

Merger Agreement

The summary of the Merger Agreement and the description of the terms and conditions of the Offer, the Merger and the related procedures and withdrawal rights contained in the Offer to Purchase, which is being filed as Exhibit (a)(1)(A) to the Schedule TO and Exhibit (a)(1)(A) to this Schedule 14D-9, are incorporated in this Schedule 14D-9 by reference. Such summary and descriptions are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

The Merger Agreement governs the contractual rights among the Company, Parent and Acquisition Sub in relation to the Offer and the Merger. The Merger Agreement has been filed as an exhibit to this Schedule 14D-9 to provide Company stockholders with information regarding its terms. It is not intended to provide any other factual information about the parties. In particular, the representations, warranties and covenants set forth in the Merger Agreement were made for purposes of the Merger Agreement and are subject to qualifications and limitations agreed to by the respective parties in connection with negotiating the terms of the Merger Agreement, including information contained in confidential disclosure schedules that the parties exchanged in connection with signing the Merger Agreement. Accordingly, investors and security holders should not rely on such representations and warranties as characterizations of the actual state of facts or circumstances, since they were only made as of a specific date and are modified in important part by the underlying disclosure schedules. In addition, certain representations and warranties may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders, or may have been used for purposes of allocating risk between the respective parties rather than establishing matters of fact. Moreover, information concerning the subject matter of such representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s or Parent’s public disclosures.

Guaranty

On December 22, 2014, concurrently and in connection with the execution of the Merger Agreement, Tray3 provided the Company with a guaranty in favor of the Company (the “Guaranty”). Pursuant to the Guaranty, as an inducement to the Company to enter into the Merger Agreement, Tray3 agreed to absolutely, irrevocably and unconditionally guarantee Parent’s and Acquisition Sub’s obligation to pay the Offer Price in respect of each share of Company Common Stock validly tendered in the Offer, the total merger consideration to be paid in the Merger, the total consideration to be paid to holders of Options in connection with the Merger and the fees and expenses payable by Parent or Acquisition Sub pursuant to the Merger Agreement (the “Total Transaction Costs”), in accordance with the terms of, and subject to the conditions set forth in, the Merger Agreement.

This summary is qualified in its entirety by reference to the Guaranty, a copy of which is filed as Exhibit (e)(8) hereto and is incorporated herein by reference.

Commitment Letter

In connection with the Merger Agreement, Parent and Acquisition Sub received a commitment letter dated December 22, 2014 from Tray3 (the “Commitment Letter”). The Commitment Letter provides for an aggregate of $22 million in debt financing from Tray3 to Parent and Acquisition Sub in the form of an unsecured loan to Acquisition Sub to fund the Total Transaction Costs. Pursuant to the Merger Agreement, Parent and Acquisition Sub have agreed to use their reasonable best efforts to cause Tray3 to fund the financing contemplated by the Commitment Letter. The Company is an express third party beneficiary of the Commitment Letter, and is entitled to specifically enforce the obligations of Tray3 under the Commitment Letter directly against Tray3.

This summary is qualified in its entirety by reference to the Commitment Letter, a copy of which is filed as Exhibit (e)(9) hereto and is incorporated herein by reference.

Confidentiality Agreement

The Company and LCV Capital Management, LLC, an affiliate of Parent (“LCV Capital” or “LCV”), are parties to a confidentiality agreement, dated June 18, 2014 (the “Confidentiality Agreement”), pursuant to which LCV Capital agreed to keep confidential and not to disclose confidential information of the Company and its affiliates and subsidiaries delivered or made available to LCV Capital, its affiliates or any of LCV Capital’s or its affiliates’ officers, directors, employees and agents, representatives and advisors, in connection with the consideration by LCV Capital of a possible transaction with the Company, except in accordance with the terms of the Confidentiality Agreement. LCV Capital agreed, subject to certain exceptions, that it would not, for a period of two years after the date of the Confidentiality Agreement, directly or indirectly, solicit for employment or hire any employee of the Company. LCV Capital also agreed that, unless specifically invited in writing by the Company, it would not for a period of 18 months from the date of the Confidentiality Agreement (i) acquire, or propose to acquire, “beneficial ownership” (as defined in Section 13(d) of the Exchange Act) of any equity securities or assets, or rights or options to acquire any such securities or assets (through purchase, exchange, conversion or otherwise), of the Company, including derivative securities representing the right to vote or economic benefits of any such securities, (ii) make, effect or commence any tender or exchange offer, merger or other business combination involving the Company, (iii) commence or complete, or propose to commence or complete, any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Company, (iv) make, or in any way participate in, any “solicitation” of proxies to vote or consent, or seek to advise or influence any person with respect to the voting of, any securities of the Company, submit, directly or indirectly, any nomination of directors pursuant to Rule 14a-11 under the Exchange Act or be or become a “participant” in any “election contest” with respect to the Company (all within the meaning of Section 14 of the Exchange Act), (v) form, join or in any way participate in a -group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to, or otherwise act in concert with any person in respect of, any securities of the Company, (vi) otherwise act, alone or in concert with others, to seek representation on or to control or influence the management, board of directors or policies of the Company, (vii) negotiate with or provide any information to any person (other than its representatives in accordance with the Confidentiality Agreement) with respect to, or make any statement or proposal to any person (other than its representatives in accordance with the Confidentiality Agreement) with respect to, or make any public announcement or proposal or offer whatsoever with respect to, or act as a financing source for or otherwise invest in any other persons in connection with, or otherwise solicit, seek or offer to effect any transactions or actions described in the foregoing clauses (i) through (vi), or make any other proposal or statement inconsistent with the terms of the Confidentiality Agreement or that otherwise could reasonably be expected to result in a public announcement regarding any such transactions or actions, or (viii) advise, assist or encourage any other persons in connection with any of the foregoing.

This summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which has been filed as Exhibit (e)(10) to this Schedule 14D-9 and is incorporated herein by reference.

Item 4.     The Solicitation or Recommendation.

Recommendation of the Company Board.

At a meeting of the Company Board held on December 21, 2014, at which all directors were present throughout, after careful consideration of relevant factors, including a review of the Offer and the Merger with the assistance of the Company’s management and legal and financial advisors, the Company Board (i) unanimously resolved that the Merger Agreement and the transactions contemplated thereby are fair to, advisable and in the best interests of, the Company and the Company’s stockholders, (ii) unanimously approved and adopted the Merger Agreement (including the plan of merger described therein), (iii) unanimously resolved that the plan of merger contained in the Merger Agreement, and the transactions contemplated by the Merger Agreement, including the Offer, the Top-Up Option, if applicable, and the Merger, are adopted and approved and declared advisable under the DGCL and the certificate of incorporation and bylaws of the Company, and (iv) unanimously recommended that the Company’s stockholders accept the Offer and tender their shares of Company Common Stock pursuant to the Offer and, if required under the DGCL, approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger.

Accordingly, and for other reasons described in more detail under “BACKGROUND OF THE TRANSACTION” AND “REASONS FOR THE RECOMMENDATION OF THE COMPANY BOARD,” the members of the Company Board unanimously recommend that you accept the Offer and tender your shares to Acquisition Sub pursuant to the Offer.

On December 22, 2014, the Company issued a press release announcing that it had entered into the Merger Agreement with Parent and Acquisition Sub. A copy of a press release is filed as Exhibit (a)(5)(A) to this Schedule 14D-9 and is incorporated herein by reference.

Background of the Transaction.

The Company Board periodically reviews and assesses the Company’s long term strategies and objectives and developments in both the industries in which it operates as well as new markets. The Company Board also has been exploring various alternatives to enhance stockholder value through establishing new ventures or acquiring an existing business, as well as through other investment opportunities.

In September 2013, Peerless participated in an auction process involving the potential sale of certain portfolio companies of Vicis Capital LLC (“Vicis”), which included Vicis’ approximately 80% interest in Deer Valley Corporation, a public company that designs and manufactures factory built homes (“Deer Valley”). Deer Valley also provides dealer inventory-secured financing for its factory built homes. The Company Board believed that Deer Valley was in the right industry and at the right time in the business cycle for manufactured homes. The Company Board also believed that, at the right price, the acquisition of Deer Valley would be accretive for Peerless’ stockholders and a positive development for the Company. On October 2, 2013, Peerless submitted a preliminary indication of interest to acquire all of the portfolio of companies being offered by Vicis or, alternatively, solely Vicis’ approximate 80% interest in Deer Valley. The price Peerless offered to Vicis was considered inadequate and was not accepted.

In December 2013, Peerless received a telephone call from Houlihan Lokey, Vicis’ investment banker (“H&L”), who indicated that Vicis’ interest in Deer Valley was still available for sale, and that Vicis would accept a price at the higher end of the range submitted by Peerless in its preliminary indication of interest delivered in October 2013. On March 14, 2014, after conducting preliminary due diligence, meeting with Deer Valley’s management team, and negotiating material terms, Peerless signed a non-binding letter of intent to acquire Vicis’ interest in Deer Valley. Peerless was granted exclusivity through June 15, 2014, which was subsequently extended several times to September 5, 2014. From March 14, 2014 to September 3, 2014, Peerless negotiated the terms of a definitive stock purchase agreement and conducted further due diligence on Deer Valley.

As part of Peerless’ due diligence process relating to Deer Valley, Mr. Brog and Mr. Tsai, Chief Executive Officer and Chief Financial Officer of Peerless, respectively, attended the 2014 Southeastern Manufacturing Housing Show in Tunica, Mississippi from March 26 to March 28, 2014. While en route back to New York on March 28, 2014, Lodovico De Visconti, Managing Director of LCV Capital, called Mr. Brog to determine the Company’s interest in the potential sale of the Company to LCV Capital or an affiliate. The following week, Mr. De Visconti, Mr. Brog and Mr. Tsai continued to hold discussions about the reasons for LCV’s interest, the timing of such a transaction, price and structure of a potential transaction. Initially, Mr. Brog believed that the sale of Peerless’ legacy business would be most tax efficient if LCV acquired all of the outstanding shares of Company Common Stock.

On May 26, 2014, as it became more likely that Peerless would be successful in consummating its acquisition of Deer Valley, a very accretive purchase, Mr. Brog spoke with Mr. De Visconti and his colleague Mr. Anthony Bonidy, another representative of LCV Capital, about Peerless’ desire, if it was to sell its legacy business, to structure the transaction as an asset sale rather than a stock sale. As part of that discussion and the rationale for the proposed change in transaction structure, Mr. Brog informed Messrs. De Visconti and Bonidy that Peerless was working on an important potential acquisition of another company. Mr. Brog indicated that if LCV Capital was interested in purchasing the assets of Peerless’ legacy licensing business, Peerless would provide LCV Capital with access to certain nonpublic information so that it could conduct due diligence. Mr. Brog told Mr. De Visconti that Peerless would be filing its Quarterly Report on Form 10-Q for the quarter ended April 30, 2014 (“First Quarter’s 10-Q”) shortly and that the parties should wait until the First Quarter’s 10-Q was filed to continue discussions.

On June 13, 2014, the Company Board held an Audit Committee Meeting. At such meeting, among other things, Mr. Brog advised the directors about the content of his discussions with Mr. De Visconti and told them that he had instructed Mr. De Visconti to wait until the release of the First Quarter’s 10-Q to continue any discussions.

As a prerequisite to continued discussions and access to confidential information, Mr. Brog requested and was successful in receiving on June 18, 2014 an executed Confidentiality Agreement from LCV.

On June 20, 2014, Peerless received a written proposal from LCV Capital, pursuant to which LCV Capital proposed to acquire, through Parent, its affiliate, 100% of the fully diluted shares of Peerless at a price of $5.03 per share pursuant to a cash tender offer. LCV Capital’s proposal included a requirement that Peerless pay a breakup fee of five percent of the value of the transaction if Peerless failed to close the transaction for any reason. The proposal also included a requirement that LCV Capital pay a reverse breakup fee of 5% of the value of the transaction if LCV Capital elected not to close the transaction for any reason.

On July 1, 2014, the Company Board held its annual meeting, immediately following the annual meeting of stockholders of the Company, at the offices of the Company. At this meeting, among other things, Mr. Brog discussed with the Board the status and performance of the Company’s legacy licensing business, including the continuing decline in revenues and the budget for fiscal year 2015, and the acquisition opportunity relating to Deer Valley. Mr. Jeffrey Hammer, a member of Peerless’ Board and a managing director at H&L, recused himself from the discussion relating to Deer Valley, because H&L was representing Vicis in the sale of certain of its assets, including its interest in Deer Valley. All of the other directors were present at the meeting. At this meeting, the Company Board authorized Mr. Brog to continue due diligence regarding Deer Valley, and to negotiate definitive agreements, subject to final approval of the Company Board. At this meeting, Mr. Brog also informed the Company Board regarding the acquisition proposal received from LCV Capital. Mr. Tsai described the terms of LCV Capital’s proposal, and indicated that the offer price of $5.03 per fully diluted share represented only a small premium over the Company’s net cash value per share. Mr. Brog and Mr. Tsai both expressed reservations regarding LCV Capital’s ability to raise the funds necessary to consummate a transaction. After a lengthy discussion, the Company Board authorized Mr. Brog to continue discussions with LCV Capital, conduct further due diligence to determine LCV Capital’s financial capabilities, explore the potential sale of the Company’s legacy licensing business, and negotiate the structure and purchase price of a potential sale.

On July 16, 2014, Peerless received a revised written proposal from LCV Capital, pursuant to which LCV Capital proposed to acquire, through Parent, the operating business of Peerless, including certain assets and the assumption of certain liabilities of Peerless, but excluding cash and other working capital assets (which would be retained by Peerless), for a cash purchase price of $3,357,000. The proposal included the same proposed breakup fees as the June 20, 2014 proposal.

On July 22, 2014, Mr. De Visconti and Mr. Brog had a telephone call to discuss certain aspects of LCV Capital’s most recent proposal, including the commitment of Parent’s third-party financing source, which at the time was Somerset Trust Bank. During this call, Mr. Brog asked LCV Capital to simplify the financial terms of its proposal and increase its offer price to at least $4 million.

On August 7, 2014, Peerless received a revised written proposal from LCV Capital, pursuant to which LCV Capital increased its offer price to $3,600,000 in cash for substantially all of the assets of the operating business of Peerless, exclusive of all working capital assets and liabilities of Peerless. The revised proposal did not mention any breakup fees, but did include an expense reimbursement provision that would require Peerless to reimburse Parent for its reasonable out-of-pocket expenses incurred by Parent in connection with the proposed transaction if Peerless did not execute definitive documentation for the proposed transaction prior to the end of the exclusivity period in the proposal.

On August 19, 2014, Mr. Bonidy emailed Mr. Tsai the contact information for Mr. William Locker, the lending officer from Somerset Trust Company. On the same date, Mr. Tsai called Mr. Locker to verify LCV Capital’s financial capability. Mr. Tsai was informed by Mr. Locker that LCV had the ability to finance the $3,600,000 purchase price through a combination of cash that was on deposit with Somerset, and a debt commitment to be provided by Somerset, subject to customary due diligence.

On August 20, 2014, Mr. Bonidy informed Mr. Tsai by email that representatives of Sisterson & Co. (“Sisterson”) would be available on either September 2 or September 3 to perform on-site accounting due diligence on behalf of Somerset Trust Bank. The parties agreed to meet in Stamford, Connecticut on September 2, 2014 for accounting due diligence.

On August 20, 2014, the Company held a Board meeting via teleconference. All of the directors participated in this meeting, except for Mr. Hammer, who chose not to participate due to a potential conflict of interest between H&L, as Vicis’ investment bank, and Peerless. At this meeting, Mr. Brog updated the Board on the status of negotiations with Deer Valley and reviewed the terms of the proposed form of stock purchase agreement among Peerless, Vicis and Deer Valley presented to the Board prior to the meeting. The Company Board approved the terms of such stock purchase agreement and authorized the officers of the Company to negotiate all of the remaining outstanding issues, execute and deliver the stock purchase agreement and consummate the acquisition pursuant to the terms of such agreement.

On August 26, 2014, Mr. Bonidy emailed Mr. Tsai a request for financial information that was prepared by Sisterson, and a request for documents prepared by Tucker Arensberg, P.C., counsel to Somerset, in order to perform legal due diligence.

On September 2, 2014, Mr. Bonidy and representatives from Sisterson, visited Peerless at its headquarters in Stamford, Connecticut. During the meeting, Mr. Bonidy, Mr. Brog and Mr. Tsai discussed Peerless’ business and financial performance, while the representatives from Sisterson reviewed the financial and other information that was made available to them by Peerless.

On September 3, 2014, Peerless, Deer Valley and Vicis entered into a definitive stock purchase agreement with respect to Peerless’ acquisition of an 80% interest in Deer Valley and Peerless publicly announced the signing of the agreement. Following the announcement, Mr. Brog spoke with the chief executive officers of several other factory-built home manufacturers regarding the Deer Valley announcement and other industry developments.

On September 4, 2014, Mr. Bonidy informed Mr. Brog and Mr. Tsai by email that the visit to Peerless was satisfactory and that no further financial or business information would be necessary for Parent to complete its due diligence review.

On September 8, 2014, Mr. Bonidy informed Peerless by email that Sisterson had provided a positive report to Somerset and that Parent had completed its due diligence review of Peerless and was ready to move forward with the transaction. Mr. Bonidy also indicated in the email that LCV’s attorney had reviewed Peerless’ various royalty agreements to suggest alternative transaction structures. One of the alternative structures proposed by LCV and its attorney was for Parent to acquire a contractual right to the revenue from Peerless’ legacy business. The parties determined that such structure would not be feasible because of the need for Somerset to have a security interest in the assets of the legacy business.

On September 9, 2014, Mr. Bonidy and Mr. De Visconti had a telephone call with Mr Brog and Mr. Tsai to discuss raising the offer price for Peerless’ licensing business from $3,600,000 to $4,000,000. During this discussion, Mr. De Visconti offered, in addition to a $3,600,000 purchase price, to retain Peerless as a consultant for one year after the closing of the transaction to assist in the transition of the legacy business for an amount of $400,000.

On September 15, 2014, Mr. De Visconti had a telephone call with Mr Brog and Mr. Tsai to discuss Peerless’ pending completion of the Deer Valley transaction and its potential effect on Parent’s proposal to acquire substantially all of the assets of the operating business of Peerless. During this call, Mr. Brog, Mr. Tsai and Mr. De Visconti discussed an alternative transaction that would potentially involve Parent acquiring 100% of Peerless’ outstanding stock pursuant to a cash tender offer. Mr. Brog expressed reservations about the lengthy process that an asset sale would require, certain issues relating to its customers and the significant tax costs associated with the sale of the assets of Peerless’ legacy business. Mr. Brog proposed a cash tender offer at $7.00 per share as an alternative structure, subject to approval of the Company Board.

On October 14, 2014, Peerless received a revised draft written proposal for discussion purposes only from LCV Capital with an unspecified offer price, pursuant to which LCV Capital proposed to acquire, through Parent, all of Peerless’ outstanding shares of common stock pursuant to a tender offer, followed by a second step merger. LCV Capital indicated in the proposal that it planned to finance the acquisition with a combination of cash-on-hand, committed debt financing from Tray3, LLC (“Tray3”) and Peerless’ existing cash on hand. The proposal included an assumption that Peerless would have an unspecified amount of cash-on-hand as of the effective time of the merger, and that such cash would be distributed to Peerless’ stockholders as a portion of the purchase price. The proposal indicated that certain unspecified stockholders of Peerless would be required to enter into tender and support agreements with Parent. The proposal included a number of closing conditions, including but not limited to there being no material adverse change in the business, results of operations, prospects (financial or otherwise) or assets of the business of Peerless. The proposal did not make reference to a fiduciary out, go-shop provision or breakup fees.

Mr. Brog had concerns about the financial capability of Tray3 to provide the necessary financing to consummate the transaction and requested documentation from LCV to address this concern. On October 28, 2014, Mr. Bonidy emailed Mr. Tsai a portion of Tray3’s brokerage account statement which showed its portfolio value as of September 30, 2014, to demonstrate Tray3’s ability to provide necessary financing for the tender offer.

On October 28, 2014, Mr. Brog had a telephone call with the chief executive officer of a large home manufacturer (“Party A”), to determine Party A’s interest in a potential acquisition of Peerless.

On October 30, 2014, Mr. De Visconti provided a draft merger agreement to Mr. Brog, reflecting LCV Capital’s proposed definitive terms for a tender offer followed by a second step merger, including an offer price of $7.00 per share. The draft merger agreement did not include a fiduciary out or a go-shop provision, and left blank the proposed termination fees payable by the Company and Parent under certain circumstances. That same day, Mr. Brog forwarded the draft Merger Agreement to Robinson & Cole, LLP (“R+C”), counsel to the Company. Later that day, Mr. Brog and R+C had a telephone call where Mr. Brog expressed his reservations about Parent’s ability to raise the funds necessary to consummate a transaction with Peerless and indicated that it would be more productive to first agree on the material terms of a potential transaction before spending the time and money to fully negotiate the draft merger agreement. Such material terms included, but were not limited to, offer price, termination fees, security for Parent’s obligations under the merger agreement, closing conditions, fiduciary out provisions and go-shop provisions. Mr. Brog also wanted Parent to provide further evidence of its financial ability to consummate a transaction.

On October 31, 2014, R+C and Peerless prepared a draft term sheet reflecting a tender offer and second step merger without stating a proposed offer price. The term sheet also provided that Parent would pay a termination fee of $6 million if Peerless elected to terminate the merger agreement due to a financing failure or breach by Parent, or if Parent failed to complete the tender offer by a certain date. The term sheet required that Parent deposit the $6 million termination fee into an escrow account to secure its payment in the event such termination fee became due and payable to Peerless. The term sheet further provided for limited representations and warranties from Peerless, limited closing conditions, a broad fiduciary out (including the ability of the Company Board to change its recommendation or terminate the merger agreement as a result of an intervening event), a 50-day go-shop period, and a termination fee equal to the amount of expenses incurred by Parent, capped at $200,000, payable by Peerless only if Peerless terminates the merger agreement and closes a transaction with a competing bidder. The term sheet further provided that the merger agreement would not include a closing condition relating to minimum cash or the absence of a material adverse change.

During the first week of November 2014, Mr. Brog exchanged emails with the CEO of Party A, and provided him with certain publicly available financial information, and Mr. Brog answered questions related to Peerless’ financial statements. Party A’s CEO did not express his level of interest regarding a potential transaction with Peerless.

From November 1 to November 3, 2014, Mr. Brog negotiated the term sheet with Mr. De Visconti. On November 4, 2014, Mr. De Visconti provided a revised draft of the merger agreement to Mr. Brog, who forwarded the revised draft to R+C. The revised draft, among other things, reflected an offer price of $7.00 per share, a fiduciary out, a 30-day go-shop period, a termination fee payable by Peerless under certain circumstances equal to the amount of expenses incurred by Parent, not to exceed $500,000, and a termination fee payable by Parent under certain circumstances of $3,000,000, without any security for the payment of such termination fee.

On November 4 and 5, 2014, Mr. Brog traveled to meet with the management team of a medium-sized home manufacturer (“Party B”) to discuss the industry in general, areas of mutual interests, potential joint ventures and the potential acquisition by Peerless of certain assets of Party B. Mr. Brog inquired as to Party B’s interest in a potential acquisition of Peerless. Party B indicated that it would potentially be interested at a price of $5.50 per share.

On November 5, 2014, Mr. Brog negotiated certain material terms of the merger agreement with Mr. De Visconti, including the go-shop period, the termination fees, and security for Parent’s payment of its termination fee. On November 6, 2014, Mr. De Visconti sent a revised draft of the merger agreement reflecting a go-shop period of up to 50 days, a Company termination fee equal to the amount of Parent’s expenses, not to exceed $500,000, and a Parent termination fee of $6 million, secured by a letter of credit from First Niagara Bank.

From November 6 to November 18, 2014, Mr. Brog and Mr. Tsai reviewed and discussed the terms of the merger agreement with R+C, and R+C prepared a markup of the merger agreement reflecting Peerless’ and its comments. On November 18, 2014, Mr. Brog sent a revised draft of the merger agreement to Messrs. De Visconti and Bonidy, reflecting such comments.

On November 19, 2014, representatives of Peerless, R+C, LCV Capital and Reed Smith LLP (“Reed Smith”), counsel to LCV Capital and Parent, held a teleconference to discuss Peerless’ and R+C’s comments to the merger agreement. Later that same day, the Company Board held a telephonic board meeting with all directors in attendance. Mr. Tsai and representatives of R+C also participated in the meeting by phone. Mr. Brog and R+C prepared a summary of the material terms of the merger agreement, which Mr. Brog provided to the directors prior to the meeting. At the meeting, Mr. Brog updated the directors regarding the discussions and negotiations with LCV Capital over the past several weeks, and reviewed the material terms of the merger agreement with the directors, including but not limited to transaction structure, offer price, closing conditions, financing commitments and security, termination fees, and the terms of the Company Board’s fiduciary out and go-shop provisions. After a lengthy discussion of the terms of the merger agreement, Mr. Brog led a discussion among the directors relating to Peerless’ business opportunities, including its legacy business as well as the new business resulting from the recently-closed Deer Valley acquisition. This discussion was followed by a discussion regarding LCV Capital and its level of interest in consummating a transaction and its financial capabilities and ability to close a transaction. Following this discussion, the Board unanimously authorized Mr. Brog to continue to negotiate the terms of the merger agreement with LCV Capital, to conduct further due diligence regarding LCV Capital, and to engage a financial advisor to review the terms of the proposed transaction and provide a fairness opinion in the event the Company Board determined to proceed with the proposed transaction.

Over the next week, Mr. Brog interviewed either in person or telephonically five investing banking firms regarding their qualifications and experience in providing fairness opinions in similar transactions. Mr. Brog received proposals from four different investment banks, including Maxim Group, LLC (“Maxim”).

On November 20, 2014, Mr. Brog had a telephone call with Party A’s Chief Financial Officer. Mr. Brog responded to questions and explained certain publicly available financial information of the Company. Party A’s CFO did not indicate his level of interest in a potential transaction with Peerless.

Also on November 20, 2014, Reed Smith sent a revised draft of the merger agreement to Mr. Brog and R+C which, among other things, proposed additional representations and warranties from the Company, and an initial draft of a commitment letter and guaranty from Tray3. Mr. Brog and the Company continued to provide LCV Capital with due diligence information including schedules setting forth updated balances and details relating to its accounts payable and accounts receivable.

Commencing on November 21, 2014 and during the week of November 24, 2014, R+C continued reviewing the revised drafts of the merger agreement, including the terms of the proposed letter of credit from First Niagara Bank (which would replace the previously proposed escrow arrangement), and the guaranty and commitment letter of Tray3 provided by LCV Capital and Reed Smith. Mr. Brog continued the negotiations with LCV Capital and interviewed financial advisors for purposes of evaluating the proposed transaction and providing a fairness opinion. Mr. Brog and LCV discussed the timing of a potential closing, and whether the Company could be indemnified for expenses associated with obtaining a fairness opinion if LCV determined not to execute the merger agreement after the Company had retained and paid a financial advisor to provide a fairness opinion.

On November 25, 2014, Mr. De Visconti emailed Mr. Brog a letter agreement confirming the agreement of LCV Capital to reimburse the Company’s costs related to a fairness opinion in the event that LCV Capital elected not to execute the merger agreement. From that date through December 1, 2014, Mr. Brog on behalf of the Company Board continued to solicit and receive proposals for, and engage in discussions and due diligence with, financial advisors to provide a fairness opinion.

From December 2, 2014 through December 4, 2014, R+C reviewed the draft guaranty and commitment letter from LCV Capital with a view toward minimizing risk associated with execution of the transaction and further revised the merger agreement. During this time, Mr. Brog negotiated an engagement letter with Maxim.

On December 4, 2014, R+C sent a revised draft of the merger agreement to Reed Smith, which draft included clarifications regarding treatment of Company options and limitations on certain representations and warranties of the Company. The draft also included additional clarifications on the terms of the guaranty and commitment letters that Peerless would require from Tray3. On December 8, 2014, R+C sent a revised draft of the Tray3 commitment letter and guaranty to Reed Smith.

On December 9, 2014, a teleconference was arranged that included Mr. Brog and Mr. Tsai for Peerless, Mr. Bonidy and Mr. De Visconti for LCV Capital and Parent, Reed Smith and R+C. The terms of the commitment letter and guaranty were negotiated further and the timing of execution of the merger agreement was discussed. That same day, Peerless executed an engagement letter with Maxim and Maxim commenced its work in connection with its provision of a fairness opinion. On December 10, Reed Smith distributed further revised drafts of the merger agreement, commitment letter and guaranty incorporating the parties’ understandings from their call the prior day.

On December 12, 2014, a meeting of the Company Board was held at which all directors were in attendance. Mr. Tsai and representatives of R+C were also in attendance. Mr. Brog updated the Company Board on the status of the negotiations of the merger agreement, the guaranty and commitment letter, and the letter of credit mechanism was discussed. Mr. Brog also updated the Company Board on the progress of Maxim in rendering its fairness opinion. R+C described generally the terms of the merger agreement, guaranty and commitment letter. R+C also outlined generally for the Company Board its fiduciary duties in connection with the consideration of the merger agreement and the transactions contemplated thereby.

Over the next week, the Company responded to questions and requests for information from Maxim and R+C continued to negotiate and revise the merger agreement, commitment letter and guaranty.

On December 18, 2014, the Company finalized its revisions to the merger agreement, including the addition of provisions regarding the timing of the tender offer, the guaranty and commitment letter, and the letter of credit. On the same day, R+C sent the revised merger agreement, guaranty, commitment letter and letter of credit to Reed Smith. Mr. Brog communicated with the Company Board regarding the status of negotiations and timing and arranged a meeting of the Company Board to occur at 6:00 pm on December 21, 2014 at the offices of R+C.

On December 19, 2014, R+C continued to counsel management on timing and risk of execution of the merger agreement. A teleconference was arranged including representatives of Peerless and Parent, Reed Smith and R+C to provide final comments on the transaction documents and to discuss timing. That evening Reed Smith forwarded revised drafts of the guaranty and commitment letter to Peerless and R+C.

On December 20, 2014, the Company, with the assistance of R+C, prepared and finalized disclosure schedules to the merger agreement, and provided further comments to the merger agreement to Reed Smith. Reed Smith sent a further revised draft of the Merger Agreement to Peerless on the evening of December 20, 2014.

On the evening of December 21, 2014, the Company Board held a meeting to discuss the proposed transaction at which all directors were in attendance. Mr. Tsai and representatives of R+C also attended by invitation. At the beginning of the meeting, Mr. Brog updated the Board on the status of negotiations with LCV Capital and Parent, including recently negotiated changes to the merger agreement. Representatives of Maxim joined the meeting and reviewed with the Company Board Maxim’s financial analysis of the $7.00 per share cash consideration to be received by holders of shares of Company Common Stock, including the methodologies employed by Maxim in connection with its analysis. After a discussion among the directors and Maxim, during which Maxim answered several questions from the directors, Maxim delivered to the Company Board an oral opinion, confirmed by delivery of a written opinion dated December 21. 2014, to the effect that, as of that date, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations upon the scope of the review undertaken by Maxim, as set forth in the written opinion, the Offer Price of $7.00 per share to be paid to holders of Company Common Stock is fair from a financial point of view to such holders. Maxim’s opinion is more fully described in this Item 4 under the heading “Opinion of Maxim Group LLC, the Company’s Financial Advisor.”

Following the presentation by Maxim, the Maxim representatives left the meeting, and R+C reviewed in detail with the directors the terms of the merger agreement, the guaranty and the commitment letter. R+C also summarized again the fiduciary duties of the Company Board in considering the merger agreement and the transactions contemplated thereby. A discussion followed, during which the directors asked questions regarding various provisions of the merger agreement, including the fiduciary out and go-shop provisions. The Company Board then discussed at length the reasons and rationale for the proposed transaction, as well as the terms of the go-shop provision and the efforts to be undertaken by the Company with respect to soliciting superior proposals.

Following this discussion, the Board unanimously (i) resolved that the merger agreement and the transactions contemplated thereby are fair to, advisable and in the best interests of, the Company and the Company’s stockholders, (ii) approved and adopted the merger agreement (including the plan of merger described therein), (iii) resolved that the plan of merger contained in the merger agreement, and the transactions contemplated by the merger agreement, including the tender offer and the merger, are adopted and approved and declared advisable under the DGCL and the certificate of incorporation and bylaws of the Company, and (iv) recommended that the Company’s stockholders accept the offer and tender their shares pursuant to the offer.

On December 22, 2014, R+C distributed revised and finalized drafts of the merger agreement, guaranty and commitment letter to Reed Smith, LCV and Parent. At approximately 4:00 p.m. on December 22, 2014, Peerless, Parent and Acquisition Sub executed the merger agreement, Tray3 executed the guaranty and commitment letter, and the letter of credit was delivered to Peerless. Shortly following the execution of the merger agreement, Peerless issued a press release and publicly announced the signing of the merger agreement. A copy of a press release is filed as Exhibit (a)(5)(A) to this Schedule 14D-9 and is incorporated herein by reference.

As permitted by the terms of the merger agreement, on January 5, 2015, the Company engaged Westbury Group LLC as its financial advisor to manage the go-shop solicitation process. That same day, Peerless issued a press release and publicly announced the engagement of Westbury Group LLC. A copy of a press release is filed as Exhibit (a)(5)(B) to this Schedule 14D-9 and is incorporated herein by reference.

Reasons for the Recommendation of the Company Board.

The Company Board, at a meeting held on December 21, 2014 at which all directors were present throughout, unanimously determined that the proposed transaction, including the Offer and the Merger, was fair to, advisable, and in the best interests of, the stockholders of the Company, unanimously approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and unanimously recommended that the stockholders of the Company accept the Offer and tender their shares pursuant to the Offer, and, if required under the DGCL, vote in favor of the adoption and approval of the Merger Agreement and the transactions contemplated thereby, including the Merger. In evaluating the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, the Company Board consulted with our senior management team, as well as our outside legal advisor and financial advisor, and considered a number of factors, including the following material factors:

●	Offer Price.

●

the Company’s stockholders will be entitled to receive consideration of $7.00 per share in cash upon consummation of the Offer or the Merger, providing liquidity and certainty of value as compared to the uncertain future of long-term value that the Company’s stockholders might or might not realize if the Company remained an independent public company;

●	the Offer Price of $7.00 per share represents a premium of approximately 91.8% over the Company’s closing price prior to the announcement of the Deer Valley acquisition on September 2, 2014;

●

the Offer Price of $7.00 per share represents a premium of approximately 54.6% over the Company’s average closing price during the 90 trading days ending December 19, 2014, and a 43.4% premium over the Company’s average closing price during the 30 trading days ending December 19, 2014;

●	the Offer Price of $7.00 per share represents a premium of approximately 76.7% over the Company’s average closing price during the 52-week period ending on December 19, 2014; and

●	the Board’s belief, based on management’s discussions and negotiations with Parent, that $7.00 per share was the highest price Parent would be willing to pay.

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Cash Consideration; Certainty of Value. The all-cash consideration payable pursuant to the Offer and the Merger will provide the Company’s stockholders with immediate value for their shares, while avoiding the risk of the uncertainty and recent significant decline in revenue from Peerless’ legacy business and potentially failing to execute on the Company’s long-term business strategy. The all-cash purchase price also provides such stockholders with certainty of value for their shares as compared to consideration payable in a hypothetical stock-for-stock transaction, which could be subject to fluctuation in the market prices of an acquirer’s stock and overall economic and stock market risk.

●

Prospects in Remaining Independent; Risks from Change in Business Model. The risks and uncertainties of continuing to operate as an independent public company, including the risks and uncertainties of achieving the Company’s long-term business plan and the uncertainty and recent significant decline in revenue from Peerless’ legacy business.

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Opinion of Maxim Group LLC. The oral opinion, subsequently confirmed in writing, provided to the Company Board at its meeting on December 21, 2014, by representatives of Maxim Group, LLC (“Maxim”), that, as of that date, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations upon the scope of the review undertaken by Maxim, as set forth in the written opinion, the Offer Price of $7.00 per share to be paid to holders of Company Common Stock is fair from a financial point of view to such holders. Maxim’s opinion is more fully described in this Item 4 under the heading “Opinion of Maxim Group LLC, the Company’s Financial Advisor.” The full text of the written opinion of Maxim is attached hereto as Annex A.

●	No Financing Condition. Neither the Offer nor the Merger is conditioned on Parent or Acquisition Sub obtaining any outside financing.

●	Speed and Likelihood of Consummation.

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The Merger Agreement allows for sufficient time to consummate the Offer and the Merger, including the ability to extend the Initial Expiration Date (a defined in the Merger Agreement) if conditions to the Offer are not met.

●

The structure of the acquisition of the Company by Parent as a two-step transaction effected pursuant to Section 251(h) of the DGCL without a stockholder vote to adopt the Merger Agreement or effect the Merger, enables the Company’s stockholders to receive the Offer Price pursuant to the Offer in a relatively short time frame (and potentially reduces the uncertainty during the pendency of the Offer and the Merger), and allows the second-step Merger – in which stockholders who do not tender their Shares into the Offer will receive the same cash price per Share as is paid pursuant to the Offer – to be consummated as soon as practicable after the Offer is consummated.

●	Parent’s obligation to consummate the Offer and effect the Merger is subject to limited conditions, including the fact that:

●	Parent is obligated to use its reasonable best efforts to consummate and make effective the Offer and the Merger and to cause the conditions to the Offer and the Merger to be satisfied;

●	Acquisition Sub is required, subject to certain conditions, to make the Offer on the terms set forth in the Merger Agreement;

●

subject to its circumscribed rights to terminate the Offer, and subject to certain conditions, Acquisition Sub is required to extend the Offer beyond the initial expiration date of the Offer if the conditions to the Offer are not satisfied as of such date;

●	the consummation of the Offer is subject to the Minimum Tender Condition, which cannot be waived without the prior written consent of the Company; and

●	the Company may, under circumstances specified in the Merger Agreement, seek specific performance to cause Parent to consummate the Offer.

●

Existence of a Fiduciary Out. The Merger Agreement includes a “fiduciary out” that permits the Company Board to accept a Superior Proposal subject only to a limited termination fee in the maximum amount of $200,000.

●

Go-Shop Period. The existence of a go-shop period which allows the Company to seek, and interested parties to submit, acquisition proposals for a period of up to 50 days following execution of the Merger Agreement.

●

Change of Recommendation for Intervening Event. The ability of the Company Board to modify or withdraw its recommendation to the Company’s stockholders, or terminate the Merger Agreement, under certain circumstances in response to an event, material change or development (other than a competing proposal) that is not known to or reasonably foreseeable by (or the material consequences of which are not known or reasonably foreseeable by) the Company Board as of the date of the Merger Agreement.

●

Tray3 Commitment Letter. The belief that the Commitment Letter represents a strong commitment on the part of Tray3, with few conditions that would permit Tray3 to terminate its commitment, together with the Company’s ability to enforce specifically the terms of the Commitment Letter against Tray3.

●

Parent Termination Fee. The Merger Agreement provides that, in the event of a failure of the Offer or the Merger to be consummated under certain circumstances in which the conditions to consummate the Offer have been satisfied, Parent will pay the Company a termination fee of $6.0 million, without our having to establish any damages, and the fact that the payment of such termination fee is secured by a letter of credit from First Niagara Bank.

●

Transaction Costs. The Company Board’s review of the potential costs associated with executing the Merger Agreement, including estimated advisor fees, which the Company Board concluded were reasonable and would not affect the advice from, or the work performed by, the Company’s senior management or advisors in connection with the Company Board’s evaluation of the Offer and the Merger.

●

Interim Conduct of Business. The Company Board’s belief that the Company will retain sufficient operating flexibility to conduct its business in the ordinary course between the execution of the Merger Agreement and consummation of the Offer and Merger.

The Company Board also considered a variety of potentially negative factors in its deliberations concerning the Merger Agreement and the Offer and the Merger, including the following (not in any relative order of importance):

●

No Participation by the Company’s Stockholders in Future Growth or Earnings. The consummation of the Merger would preclude the Company’s stockholders from having the opportunity to participate in any future improvement in the performance of the Company’s assets, future earnings growth and future appreciation of the value of shares of Company Common Stock that could occur if the Company’s plans were successfully implemented.

●

Risks of Not Closing. The risks and contingencies related to the announcement and pendency of the Offer and the Merger, including risks and costs if the Offer and the Merger are not consummated, including the diversion of management and employee attention, potential employee attrition, the potential impact on the Company’s stock price and the effect on the Company’s business relationships.

●

Time and Expense Commitment. The significant costs involved in connection with entry into the Merger Agreement, consummation of the Offer and the Merger and the substantial time and effort of management required to consummate the Offer and the Merger and related disruptions to the operation of the Company’s business.

●	Taxable Consideration. An all-cash transaction would be taxable to the Company’s stockholders that are U.S. holders for U.S. federal income tax purposes.

●

Interim Restrictions on Business. The restrictions on the conduct of the Company’s business prior to the consummation of the Merger, that, subject to specific exceptions, could delay or prevent the Company from undertaking business opportunities that may arise or any other action it would otherwise take with respect to the operations of the Company absent the pending Offer and Merger.

●

Termination Fee. The payment of a termination fee of up to $200,000 upon the Company’s termination of the Merger Agreement, acceptance of a Superior Proposal and consummation of an alternative transaction.

●

Operations; Hiring. The announcement and pendency of the Offer and the Merger, or failure to consummate the Offer or the Merger, may harm relationships with the Company’s employees, suppliers, distributors and customers, may divert management and employee attention away from the day-to-day operation of the Company’s business and may limit the Company’s ability to attract, hire and retain key management and personnel.

●

Structure of Transaction. The fact that the structure of the transactions as a tender offer followed by a merger that does not require the vote of the Company’s stockholders could result in a relatively short go-shop period during which the Company is able to seek alternative takeover proposals, or an unsolicited takeover proposal could be brought forth.

●	Termination by Parent. The risk that Parent may terminate the Merger Agreement in certain limited circumstances beyond the control of the Company.

●

Conditions. That while the Company expects that the Offer and the Merger will be consummated, there can be no assurance that all conditions to the Offer and to the parties’ obligations to effect the Merger will be satisfied, and, as a result, the Offer and the Merger may not be consummated.

●

Potential Conflicts of Interest. The Company’s directors and executive officers may have interests in the Merger that are different from, or in addition to, the Company’s stockholders. See Item 3 under the heading “Agreements or Arrangements with Executive Officers and Directors of the Company.”

●	Litigation Risk. An increased risk of litigation, including potential stockholder litigation in connection with the execution of the Merger Agreement and the consummation of the Offer and the Merger.

The foregoing discussion of the information and factors considered by the Company Board is not intended to be exhaustive, but includes the material factors considered by the Company Board. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. In addition, individual directors may have given different weights to different factors. The Company Board did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. The Company Board based its recommendation on the totality of the information presented.

In considering the recommendation of the Company Board that the Company’s stockholders accept the Offer and tender their shares of Company Common Stock to Acquisition Sub pursuant to the Offer, the Company’s stockholders should be aware that the Company’s directors and executive officers may have interests in the Merger that are different from, or in addition to, the other stockholders of the Company. The Company Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement and in recommending that the Company’s stockholders accept the Offer and tender their shares of Company Common Stock to Acquisition Sub pursuant to the Offer. See the section entitled “Arrangements with Current Executive Officers, Directors and Affiliates of the Company” beginning on page 3.

Financial Forecasts.

The Company does not, as a matter of course, publicly disclose long-term forecasts or projections as to future performance, earnings or other results. The Company’s management provided certain unaudited forecasts (the “Financial Forecasts”) regarding the Company’s future operations to the Company Board for its evaluation in connection with the Offer and the Merger. The Financial Forecasts were also provided to Maxim for use in connection with its financial analysis and opinion to the Company Board.

The Financial Forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or U.S. generally accepted accounting principles (“GAAP”). Neither the Company’s independent auditors, nor any other independent public accounting firm has compiled, examined, or performed any procedures with respect to the prospective financial information contained in the Financial Forecasts nor has expressed any opinion or given any form of assurance with respect to such information or their reasonableness, achievability or accuracy. The inclusion of the Financial Forecasts herein should not be deemed an admission or representation by the Company that they are viewed by the Company as material information of the Company. The Financial Forecasts should not be regarded as an indication that any of the Company, Parent or any of their respective affiliates, advisors or other representatives, considered, or now considers, them to be necessarily predictive of actual future results, and the Financial Forecasts should not be relied upon as such. None of the Company, Parent or any of their respective affiliates, advisors or other representatives makes any representation or warranty regarding the ultimate performance of the Company relative to the Financial Forecasts.

The Financial Forecasts were prepared in December 2014 based on information available at that time using various assumptions and estimates. The assumptions and estimates may not be realized and are inherently subject to significant business, economic and competitive uncertainties, risks and contingencies, all of which are difficult to predict and many of which are beyond the Company’s control. The assumptions and estimates underlying the information contained in the Financial Forecasts involve judgments made with respect to, among other things, general business, economic, regulatory, market and financial conditions, as well as factors specific to the Company, including but not limited to, the decision of the Company’s licensing customers to continue to use the Company’s technology and the ability of such customers to continue to sell their products that contain our software, all of which are difficult to predict. The Financial Forecasts also reflect assumptions as to certain business decisions that do not reflect the effects of the Offer or the Merger, or any other changes that may in the future affect the Company or its assets, business, operations, properties, policies, corporate structure, capitalization and management. Accordingly, the Financial Forecasts constitute forward-looking information, and there can be no assurance that the assumptions and estimates used to prepare the information contained in the Financial Forecasts will be achieved, and actual results may materially differ. The Financial Forecasts cover multiple years and such information by its nature becomes less certain with each successive year. The Financial Forecasts assume that Peerless and Deer Valley continue to be public companies, and do not take into account potential cost savings that may be realized if Peerless is no longer a public company or following Deer Valley’s integration.

The following is a summary of the Financial Forecasts:

	Fiscal Year Ending January 31,
(In $ thousands)	2016	2017	2018	2019	2020

Revenue
Peerless	1,510	1,102	794	563	294
Deer Valley	30,017	31,361	33,201	35,121	37,165
Consolidated Revenue	31,527	32,464	33,995	35,684	37,559

Cost of Goods Sold
Peerless	138	101	73	51	36
Deer Valley	23,820	24,866	26,312	27,841	29,468
Consolidated Costs of Good Sold	23,957	24,967	26,384	27,892	29,504

Operating Expenses
Peerless	1,173	1,241	1,278	1,306	1,335
Deer Valley	5,038	5,025	5,179	5,336	5,500
Consolidated Operating Expenses	6,212	6,265	6,457	6,642	6,835

EBITDA
Peerless	199	(239)	(557)	(794)	(977)
Deer Valley	1,159	1,471	1,711	1,944	2,198
Consolidated EBITDA	1,358	1,231	1,154	1,149	1,221

Net Income Before Income Taxes
Peerless	199	(239)	(557)	(794)	(977)
Deer Valley	923	1,233	1,472	1,705	1,958
Consolidated Net Income Before Income Taxes	1,121	993	915	911	982

Provision for Income Taxes (Benefit)
Peerless	77	(93)	(217)	(309)	(380)
Deer Valley	353	471	563	652	749
Consolidated Provision for Income Taxes (Benefit)	430	378	346	342	368

Net Income Attributable to Noncontrolling Interest	113	151	181	209	240

Net Income Attributable to Peerless’ Common Stockholders	578	464	389	359	373

Except as may be required by applicable securities laws, none of the Company, Parent or any of their respective affiliates, advisors or other representatives intend to update or otherwise revise or reconcile the Financial Forecasts to reflect circumstances existing after the date such Financial Forecasts were generated or to reflect the occurrence of future events.

Opinion of Maxim Group LLC, the Company’s Financial Advisor.

The Company Board engaged Maxim as its financial advisor in connection with the Offer and the Merger. In connection with this engagement, the Company Board requested that Maxim evaluate and render an opinion to the Company Board regarding the fairness, from a financial point of view, of the $7.00 per share cash consideration to be received in the Offer and the Merger, taken together, by holders of Company Common Stock (other than Parent, Acquisition Sub and their respective affiliates). On December 21, 2014, at a meeting of the Company Board held to evaluate the Offer and the Merger, Maxim rendered to the Company Board an oral opinion, which was confirmed by delivery of a written opinion dated December 21, 2014, to the effect that, as of that date and based on and subject to the matters described in its opinion, the $7.00 per share cash consideration to be received in the Offer and the Merger, taken together, by holders of Company Common Stock (other than Parent, Acquisition Sub and their respective affiliates) was fair, from a financial point of view, to such holders.

The full text of Maxim’s written opinion, dated December 21, 2014, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is attached to this document as Annex A. The financial analyses summarized below include information presented in tabular format. In order to fully understand Maxim’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Maxim’s analyses. Maxim’s opinion was intended for the benefit and use of the Company Board (in its capacity as such) in connection with its evaluation of the $7.00 per share cash consideration from a financial point of view and does not address any other aspect of the Offer or the Merger. Maxim’s opinion does not constitute a recommendation as to the course of action that the Company Board (or any committee thereof) should pursue in connection with the Offer or the Merger, or otherwise address the merits of the underlying decision by the Company to engage in the Offer and the Merger, including in comparison to other strategies or transactions that might be available to the Company or in which the Company might engage. The opinion does not constitute advice or a recommendation to any stockholder as to whether any stockholder should tender shares of Company Common Stock in the Offer or how any stockholder should act on any matter relating to the Offer or the Merger.

Maxim was not requested to, and it did not, recommend the specific consideration payable in the Offer and the Merger or that any given consideration constituted the only appropriate consideration in the Offer and the Merger. The type and amount of consideration payable in the Offer and the Merger were determined through negotiations between the Company and Parent, and the decision to enter into the Offer and the Merger was solely that of the Company Board. Maxim’s opinion and financial analysis were only one of many factors considered by the Company Board in its evaluation of the Offer and the Merger and should not be viewed as determinative of the views of the Company Board or management with respect to the Offer and the Merger or the consideration payable in the Offer and the Merger. Maxim’s opinion as expressed in its opinion letter reflected and gave effect to Maxim’s general familiarity with the Company as well as information which it received during the course of its engagement, including information provided by the Company’s management in the course of discussions relating to the Offer and the Merger as more fully described below. In arriving at its opinion, Maxim neither conducted a physical inspection of the properties or facilities of the Company nor made or obtained any evaluations or appraisals of the assets or liabilities, contingent or otherwise, of the Company, or conducted any analysis concerning the solvency of the Company.

In arriving at its opinion, Maxim, among other things:

●	reviewed the financial terms and conditions of the Merger Agreement, as reflected in a proposed execution version, to be dated as of December 22, 2014, of the Merger Agreement;

●

reviewed certain publicly available historical business and financial information related to the Company, including the Company’s public filings and historical market prices and trading activity for Company Common Stock;

●	reviewed certain internal financial statements and other financial and operating data of the Company provided by the Company’s management;

●	reviewed certain internal financial projections relating to the Company prepared by the Company’s management;

●	held discussions with the Company’s management relating to the past and current operations and financial condition and prospects of the Company;

●

reviewed and analyzed certain publicly available information, including certain stock market data and financial information, relating to selected companies with businesses which Maxim deemed relevant in evaluating the Company;

●	reviewed and analyzed certain publicly available financial information relating to selected transactions which Maxim deemed relevant in evaluating the Offer and the Merger; and

●	conducted such other financial analyses and investigations as Maxim deemed necessary or appropriate for the purposes of its opinion.

In rendering its opinion, Maxim relied on and assumed, with the Company’s consent and without independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information available to Maxim from public sources, provided to Maxim by the Company or its representatives or otherwise reviewed by Maxim. With respect to financial projections relating to the Company utilized in Maxim’s analyses, Maxim assumed, with the Company’s consent, that they were reasonably prepared in good faith reflecting the best currently available estimates and judgments of the Company’s management as to the future operating and financial performance of the Company. Maxim assumed no responsibility for and expressed no view or opinion as to such financial projections or the assumptions on which they were based.

Further, Maxim’s opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Maxim as of, the date of its opinion. As the Company was aware, the credit, financial and stock markets have experienced significant volatility and Maxim expressed no opinion or view as to any potential effects of such volatility on the Company or the Offer and the Merger. It should be understood that subsequent developments may affect the conclusion expressed in Maxim’s opinion and that Maxim assumed no responsibility for advising any person of any change in any matter affecting its opinion or for updating or revising its opinion based on circumstances or events occurring after the date of its opinion.

Maxim did not express any opinion as to the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation payable to any officers, directors or employees of any party to the Offer or the Merger, or any class of such persons or any other party, relative to the cash consideration to be received in the Offer and the Merger or otherwise. Maxim also did not express any opinion as to the prices at which Company Common Stock might trade at any time.

In addition, Maxim did not express any opinion as to any tax or other consequences that might result from the Offer and the Merger, nor did Maxim’s opinion address any legal, regulatory, tax or accounting matters, as to which Maxim understood that the Company obtained such advice as it deemed necessary from qualified professionals. Maxim assumed, with the Company’s consent, that the Offer and the Merger would be consummated in accordance with the terms and conditions set forth in the Merger Agreement and related documents and that all governmental, regulatory or other consents necessary for the consummation of the Offer and the Merger as contemplated by the Merger Agreement would be obtained without adverse effect on the Company, the Offer or the Merger. Maxim also assumed, with the Company’s consent, that the final executed Merger Agreement would not differ in any material respect from the execution version reviewed by Maxim.

Maxim’s opinion was limited to the fairness, from a financial point of view and as of the date of its opinion, of the cash consideration to be received in the Offer and the Merger, taken together, by holders of Company Common Stock (other than Parent, Acquisition Sub and their respective affiliates). Maxim’s opinion did not address any other aspect or implication of the Offer and the Merger, including, without limitation, the form or structure of the Offer or the Merger or any aspects or implications of any other agreement, arrangement or understanding entered into in connection with the Offer, the Merger or otherwise.

This summary is not a complete description of Maxim’s opinion or the financial analyses performed and factors considered by Maxim in connection with its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. Maxim arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole, and it did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion. Accordingly, Maxim believes that its financial analyses and this summary must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of such analyses or factors, could create a misleading or incomplete view of the processes underlying Maxim’s analyses and opinion.

In performing its financial analyses, Maxim considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond the Company’s control. No company, business or transaction used in the financial analyses is identical to the Company, its business or the Offer and the Merger, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the financial analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading or other values of the companies or business segments analyzed.

The assumptions and estimates contained in Maxim’s financial analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by its analyses. In addition, financial analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, the assumptions and estimates used in, and the results derived from, Maxim’s financial analyses are inherently subject to substantial uncertainty.

Maxim's written opinion also noted that on October 6, 2014, Peerless announced that its wholly owned subsidiary, Peerless Homes Corporation, consummated its previously announced agreement to acquire approximately 80% of Deer Valley Corporation for approximately $3.7 million. Maxim also noted in their written opinion: (i) that the Company represented that they have seven active customers of which three customers contribute over 90% of their revenue; (ii) no new customers were added over the last 8 years since the Company sold off most of their business and technology to Kyocera-Mita Corporation (KMC); and (iii) most of the Company's major customers are declining at material percentages on a revenue basis. Maxim's written opinion further indicated that the Company believes that substantially all of the value to its business is derived from its controlling acquisition of Deer Valley other than certain components of its balance sheet. Based upon these representations it was determined that the basis for Maxim's written opinion would be substantially driven by the ongoing business of Deer Valley.

The following is a brief summary of the material financial analyses reviewed with the Company Board in connection with Maxim’s opinion dated December 21, 2014.

Analysis of Selected Publicly Traded Comparable Companies

This method applies the public market information of companies comparable (as noted below, the “Comparable Companies”) to Peerless. The methodology assumes that companies in the same industry share similar markets. The potential for revenue and earnings growth is usually dependent upon the characteristics of the growth rates of these markets, and companies in the same industry experience similar operating characteristics. The underlying components in the comparable company analysis assume both Peerless and the Comparable Companies are ongoing concerns.

The Comparable Companies within the analysis are micro capitalization ("MicroCap") companies. MicroCap companies typically face considerable fluctuations in stock prices. Many of these companies also have common stock that is thinly traded and subject to volatility in price and demand. As such, valuation multiples may be volatile based on these price fluctuations.

Using publicly available information, Maxim compared selected financial data of Peerless with similar data of publicly traded companies with diluted market capitalization below $250.0 million in the Modular Housing industry. In this regard, Maxim noted that although such companies were considered similar, none of the companies has the same management, makeup, size or combination of business as Peerless. The Comparable Companies include: Nobility Homes Inc. (OTCPK: NOBH) and Skyline Corp. (NYSE MKT: SKY) as the basis for the analysis, however, Maxim also included Cavco Industries, Inc. (NasdaqGS: CVCO) in the table but removed their trading metrics as an outlier due to the size of their market capitalization. Additionally, ATRM Holdings, Inc. (NasdaqCM: ATRM) has been excluded from the Comparable Companies due to accounting irregularities that they disclosed on October 27, 2014, as well as Liberty Homes, Inc. (OTCPK: LIBH.A) due to the lack of up to date financials on file with the SEC.

Maxim analyzed the following financial data for each of the Comparable Companies: (1) the “total enterprise value” (“TEV”) (defined as the market value of common stock (the number of diluted shares multiplied by the closing price of the common stock), plus total debt, plus preferred stock, plus minority interest, less cash) as a multiple of the last twelve months (“LTM”) Revenue; and (2) TEV as a multiple of LTM EBITDA. Note that both Peerless’ LTM Revenue and LTM EBITDA incorporates an adjustment to Deer Valley’s LTM Revenue & LTM EBITDA to reflect Peerless’ percentage ownership in Deer Valley.

Please note that estimated revenue and EBITDA figures were unavailable for the Comparable Companies thus Maxim was unable to analyze estimated financial data for future periods.

	Median	Average
TEV / LTM Revenue	0.7x	0.7x
TEV / LTM EBITDA	18.2x	18.2x

Analysis of Selected Precedent Transactions

Maxim reviewed certain publicly available information for closed precedent modular home acquisitions with a total transaction size below $250.0 million for the period of December 16, 2011 to December 16, 2014. Maxim identified eight relevant transactions involving purchases of similar modular home companies (the “Comparable Transactions”). The information Maxim reviewed in the selected transactions consisted of the total transaction value (implied enterprise value) divided by the targets’ prior twelve months of revenue, and prior twelve months of EBITDA.

Maxim found that the transaction multiples are inconclusive as to valuation because (i) only one transaction provided the relevant transaction multiples, Peerless’ acquisition of Deer Valley and (ii) the remaining precedent transactions financial metrics were insufficient to determine relevant valuation multiples.

Discounted Cash Flow Analysis

Maxim utilized a discounted cash flow analysis that calculates the present value of Peerless based on the sum of the present values of the projected available cash flow streams and the terminal value of the equity.

Maxim utilized the Company’s financial projections, provided by Peerless’ management (based on financial and operational data and assumptions), of the cash flow from February 1, 2015 through January 31, 2020. The projected future values were discounted using a discount rate of 16.7% (equivalent to Peerless’ weighted average cost of capital (“WACC”)).

Maxim determined the terminal value using two methodologies, (1) assuming a Growth in Perpetuity percentage of 3.0%; and (2) applying the LTM average EBITDA multiple from the trading comparables of 18.2x to projected 2020 EBITDA, which yielded an implied enterprise value range of $5.7 million to $9.5 million.

In determining the discount rates used in the discounted cash flow analysis, Maxim noted, among other things, factors such as inflation, prevailing market interest rates, and the inherent business risk and rates of return required by investors. In determining the appropriate EBITDA multiple used in calculating Peerless’ projected future enterprise value, Maxim noted, among other things, the multiples at which public companies which Maxim deemed comparable to Peerless currently traded.

For a description of the terms of Maxim’s engagement, see the discussion under “Item 5. Persons/Assets, Retained, Employed, Compensated or Used” below.

Intent to Tender.

To the knowledge of the Company, after making reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender or cause to be tendered pursuant to the Offer all shares of Company Common Stock held of record or beneficially owned by such persons. The foregoing does not include any shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender or any non-transferable restricted share.

Item 5.     Person/Assets, Retained, Employed, Compensated or Used.

For Maxim’s financial advisory services in connection with the Offer and the Merger, the Company has agreed to pay Maxim an aggregate cash fee of $140,000 (the “Maxim Fee”), and to reimburse Maxim for out-of-pocket expenses, including legal fees, up to $10,000 in the aggregate. The Company paid $50,000 of the Maxim Fee upon signing of the engagement agreement between Maxim and the Company, and the remaining $90,000 of the Maxim Fee was paid to Maxim upon its delivery of its fairness opinion to the Company Board on December 21, 2014 (regardless of the conclusion expressed in such opinion or successful consummation of the Offer or the Merger). No portion of Maxim’s compensation is contingent upon the conclusion expressed in the opinion or the consummation of the Offer or the Merger. The Company also has agreed to indemnify Maxim and related parties against certain liabilities, including liabilities under the federal securities laws, arising out of its engagement. During the two-year period prior to the date of Maxim’s opinion, no financial advisory or similar investment banking services unrelated to the Offer and the Merger, for which Maxim received fees, were provided by Maxim to the Company or, to the knowledge of the Company, Parent. Additionally, to the knowledge of the Company, no such services were provided by Maxim during such period to any of Parent’s controlled affiliates or controlled portfolio companies.

The Company has engaged Westbury Group LLC (“Westbury”) to provide financial advisory services to the Company in connection with the Company’s “go-shop” process. In connection with Westbury’s financial advisory services, the Company has agreed to pay Westbury an aggregate cash fee consisting of a $50,000 non-refundable retainer fee, payable in full upon execution of the engagement agreement with Westbury, a $50,000 non-refundable commitment fee, payable in full upon the Company signing of a letter of intent or similar instrument with a party other than Parent or its subsidiaries or affiliates, and a transaction fee equal to the greater of (i) $200,000 and (ii) ten percent of the aggregate transaction consideration over $21,510,000, payable upon closing of a transaction in each case less the commitment fee if paid. The Company also has agreed to reimburse Westbury for its reasonable expenses and to indemnify Westbury and related parties against certain liabilities, including liabilities under the federal securities laws, arising out of its engagement. During the two-year period prior to the date of Westbury’s engagement, no financial advisory or similar investment banking services unrelated to the Offer and the Merger, for which Westbury received fees, were provided by Westbury to the Company or, to the knowledge of the Company, Parent. Additionally, to the knowledge of the Company, no such services were provided by Westbury during such period to any of Parent’s controlled affiliates or controlled portfolio companies.

Neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to the Company’s stockholders on its behalf concerning the Offer or the Merger.

Item 6.     Interests in Securities of the Subject Company.

No transactions in the Company Common Stock have been effected by the Company, or, to the best of the Company’s knowledge, any of the directors, executive officers, subsidiaries or affiliates of the Company during the 60 days prior to the date of this Schedule 14D-9.

Item 7.     Purposes of the Transaction and Plans or Proposals.

(a)          Except as set forth in this Schedule 14D-9, including with respect to any negotiations that may be ongoing in respect of the activities during the Go-Shop Period the disclosure of which would jeopardize the continuation of the negotiations, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person.

(b)          Except as set forth in this Schedule 14D-9, including with respect to any negotiations that may be ongoing in respect of the Go-Shop Period the disclosure of which would jeopardize the continuation of the negotiations, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to, or would result in, (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (ii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

(c)          Except as set forth in this Schedule 14D-9, there are no transactions, Company Board resolutions, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in this Item 7.

Item 8.     Additional Information.

Stockholder Approval Not Required.

If the Offer is consummated, the Company does not anticipate seeking the adoption of the Merger Agreement by, or any other approval of, the Company’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that, subject to certain statutory provisions, if following consummation of a successful tender offer for a public corporation, the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger involving the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without any action of the other stockholders of the target corporation. Therefore, the parties have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a stockholder vote to adopt the Merger Agreement or effect the Merger, in accordance with Section 251(h) of the DGCL.

Notice of Appraisal Rights.

Holders of shares of Company Common Stock will not have appraisal rights in connection with the Offer. However, if the Offer is successful, and the Merger is consummated, holders of shares of Company Common Stock immediately prior to the Effective Time who have not properly tendered their shares pursuant to the Offer and who have complied with the requirements under Section 262 of the DGCL are entitled to appraisal rights in connection with the Merger.

The following discussion summarizes appraisal rights of stockholders under the DGCL, particularly the procedural steps required to perfect appraisal rights, in connection with the Merger and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex B. All references in Section 262 of the DGCL and in this summary to a “stockholder” or “holder of shares of Company Common Stock” are to the record holder of shares of Company Common Stock immediately prior to the Effective Time as to which appraisal rights are asserted. A person holding a beneficial interest in shares of Company Common Stock held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights.

Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below. Failure to fully and precisely follow the steps required by Section 262 of the DGCL for the perfection of appraisal rights may result in the loss of those rights.

Under the DGCL, if the Merger is consummated, holders of shares of Company Common Stock immediately prior to the Effective Time and who (i) did not tender such shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have such shares appraised by the Delaware Court of Chancery (the “Court of Chancery”) and to receive payment of the “fair value” of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, as determined by such court. The “fair value” could be greater than, less than or the same as the Offer Price.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days thereafter, will notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262. THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL. Any holder of shares of Company Common Stock who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex B carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

Stockholders who tenders shares of Company Common Stock pursuant to the Offer will not be entitled to exercise appraisal rights with respect thereto but rather will receive an amount in cash equal to the Offer Price, without interest and less any applicable withholding taxes.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL with respect to any shares of Company Common Stock, such stockholder must do all of the following:

●

within the later of the consummation of the Offer, which will occur on the date on which shares of Company Common Stock are irrevocably accepted for purchase pursuant to the Offer, and 20 days after the date of mailing of this notice, deliver to the Company at the address indicated below, a written demand for appraisal of such shares, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder intends thereby to demand appraisal of such shares;

●	not tender such shares of Company Common Stock in the Offer; and

●	continuously hold of record such shares of Company Common Stock from the date on which the written demand for appraisal is made through the Effective Time.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, the Surviving Corporation will deliver an additional notice of the effective date of the Merger to those stockholders of the Company who delivered a written demand to the Company pursuant to the first bullet above on or within 10 days after the Effective Time, as required by Section 262(d)(2) of the DGCL. However, only stockholders who have provided notice in accordance with the first bullet above will receive such notice of the effective date. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a stockholder’s failure to deliver a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets) will be deemed to be a waiver or a termination of his, her or its appraisal rights.

Written Demand by the Record Holder

All written demands for appraisal should be addressed to Peerless Systems Corporation, 1055 Washington Boulevard, 8th Floor, Stamford, Connecticut 06901, Attention: Chief Financial Officer. The written demand for appraisal must be executed by or for the record holder of shares of Company Common Stock, fully and correctly, as such holder’s name appears on the certificate(s) for shares of Company Common Stock owned by such holder. If shares of Company Common Stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if shares of Company Common Stock are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of shares of Company Common Stock held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of shares of Company Common Stock. If shares of Company Common Stock are held through a brokerage firm, bank or other nominee who in turn holds shares of Company Common Stock through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds shares of Company Common Stock through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of shares of Company Common Stock should instruct the nominee holder that the demand for appraisal should be made by the record holder of shares of Company Common Stock, which may be a central securities depository nominee if shares of Company Common Stock have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds shares of Company Common Stock as a nominee for several beneficial owners may exercise appraisal rights with respect to shares of Company Common Stock held for one or more beneficial owners while not exercising such rights with respect to shares of Company Common Stock held for other beneficial owners. In such case, the written demand must set forth the number of shares of Company Common Stock covered by the demand. Where the number of shares of Company Common Stock is not expressly stated, the demand will be presumed to cover all shares of Company Common Stock held in the name of the record owner.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of shares of Company Common Stock who has complied with Section 262 of the DGCL and is otherwise entitled to appraisal rights under Section 262, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the fair value of shares of Company Common Stock held by all holders who did not tender in the Offer and properly demanded appraisal of such shares. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of shares of Company Common Stock who had previously demanded appraisal of their shares. The Company is under no obligation to and has no present intention to file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of shares of Company Common Stock. Accordingly, it is the obligation of the holders of shares of Company Common Stock to initiate all necessary action to perfect their appraisal rights in respect of shares of Company Common Stock within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of shares of Company Common Stock who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of shares of Company Common Stock not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivering of demands for appraisal, whichever is later. Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record owner of shares of Company Common Stock, a person who is the beneficial owner of shares of Company Common Stock held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

Upon the filing of such petition by any such holder of shares of Company Common Stock, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their shares of Company Common Stock and with whom agreements as to the value of their shares of Company Common Stock have not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their shares of Company Common Stock to submit stock certificates held by them, if any, to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder.

Determination of Fair Value

After the Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Court of Chancery will determine the fair value of shares of Company Common Stock, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

In determining fair value, the Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger[.]” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In addition, the Delaware courts have decided that the statutory appraisal remedy, depending on the factual circumstances, may or may not be a dissenter’s exclusive remedy.

Stockholders considering appraisal should be aware that the fair value of their shares of Company Common Stock as so determined could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the Company believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Court of Chancery and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price. Neither Parent, Acquisition Sub nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and each of Parent, Acquisition Sub and the Company reserves the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a share of Company Common Stock is less than the Offer Price.

Upon application by the Surviving Corporation or by any holder of shares of Company Common Stock entitled to participate in the appraisal proceeding, the Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of shares of Company Common Stock whose name appears on the Verified List and who has submitted such stockholder’s stock certificates, if any, to the Delaware Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Court of Chancery will direct the payment of the fair value of shares of Company Common Stock, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and in the case of holders of shares of Company Common Stock represented by certificates, upon the surrender to the Surviving Corporation of such stockholder’s certificates. The Court of Chancery’s decree may be enforced as other decrees in such court may be enforced.

If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable in the circumstances. Upon application of a stockholder, the Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all shares of Company Common Stock entitled to appraisal. In the absence of such an order, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights for shares of Company Common Stock in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his or her shares of Company Common Stock for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of shares of Company Common Stock as of a date prior to the Effective Time.

If any stockholder who demands appraisal of shares of Company Common Stock under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal with respect to such shares, such shares will be deemed to have been converted at the Effective Time into the right to receive the Offer Price, without interest and less any applicable withholding taxes. If no petition for appraisal is filed with the Court of Chancery within 120 days after the Effective Time, the stockholders’ rights to appraisal will cease, and all holders of shares of Company Common Stock will be entitled to receive the Offer Price, without interest and less any applicable withholding taxes. Inasmuch as the Company has no obligation to file such a petition and has no present intention to do so, any holder of shares of Company Common Stock who desires such a petition to be filed is advised to file it on a timely basis. In addition, a stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal and to accept the Offer by delivering to the Surviving Corporation a written withdrawal of such stockholder’s demand for appraisal and acceptance of the terms of the Merger, either within 60 days after the Effective Time or thereafter with the written approval of the Surviving Corporation. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery will be dismissed as to any stockholder without the approval of the Court of Chancery, and such approval may be conditioned upon such terms as such court deems just; provided, however, that the limitation set forth in this sentence will not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the Merger within 60 days after the Effective Time.

A stockholder wishing to exercise his, her, or its appraisal rights with respect to any share of Company Common Stock must not tender such shares of Company Common Stock in the Offer and must strictly comply with the procedures set forth in Section 262 of the DGCL. If a stockholder tenders his, her, or its shares of Company Common Stock in the Offer or fails to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of such stockholder’s appraisal rights.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the Company’s stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to this Schedule 14D-9.

Anti-Takeover Statute.

As a Delaware corporation, the Company is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” Neither Parent nor Acquisition Sub is, nor at any time for the past three years has been, an “interested stockholder” of the Company, as such term is defined in Section 203 of the DGCL. The Board has taken all action required to be taken in order to exempt the Merger Agreement and the Offer and the Merger from the restrictions on business combination of Section 203 of the DGCL.

A number of states have adopted laws that purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which may have enacted such laws. Except as described herein, the Company does not know whether any of these laws will, by their terms, apply to the Offer or the Merger, and the Company has not attempted to comply with any such laws. In the event it is asserted that any such laws apply to the Offer or the Merger, then the Company and the Board (together with Parent, Purchaser and their respective boards of directors) may be required to take additional actions to consummate the Offer and/or the Merger, or otherwise act to render such laws inapplicable to the Offer and/or the Merger.

The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted anti-takeover laws. Should any person seek to apply any state anti-takeover law, the Company and Parent will, and are required by the Merger Agreement to, grant such approvals and take such actions as are reasonably necessary to consummate the Offer, the Merger or the transactions contemplated by the Merger Agreement as promptly as practicable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event it is asserted that the anti-takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Parent might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, Parent might be unable to accept for payment any shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, Parent may not be obligated to accept for payment any shares tendered.

Top-Up Option.

Pursuant to the terms of the Merger Agreement, if, prior to the Offer Closing, Parent and the Company determine in good faith, after consulting with their respective outside legal counsel, that the Merger is ineligible to be effected in accordance with Section 251(h) of the DGCL (a “251(h) Inapplicable Determination”), then, contingent and effective upon the Offer Closing, the Company grants to Acquisition Sub an irrevocable option (the “Top-Up Option”), exercisable on the terms and conditions set forth in the Merger Agreement, to purchase newly issued, fully paid and nonassessable shares of Company Common Stock at the Offer Price in an amount equal to the lowest number of shares of Company Common Stock that, when added to the number of shares of Company Common Stock directly or indirectly owned by Parent and Acquisition Sub at the time of exercise of the Top-Up Option, shall constitute one share more than ninety percent of the shares of Company Common Stock outstanding on a “fully diluted basis” immediately after the issuance of such shares.

The Top-Up Option may not be exercised to the extent that the number of Top-Up Option shares exceeds that number of shares of Company Common Stock authorized and unissued (treating shares owned by the Company as treasury stock as unissued) and not reserved for issuance at the time of exercise of the Top-Up Option, or if the issuance of the Top-Up Option shares requires the approval of the Company’s stockholders under applicable law (including the rules of the NASDAQ) . The Top-Up Option shall be exercisable only once, in whole but not in part. The obligation of the Company to issue and deliver the Top-Up Option shares upon the exercise of the Top-Up Option is subject to the condition that no applicable law shall be in effect that has the effect of enjoining or otherwise prohibiting the exercise of the Top-Up Option or the issuance and delivery of such shares.

The Merger Agreement provides that following the Offer and the exercise, if any, of the Top-Up Option, each of the parties to the Merger Agreement shall take all necessary and appropriate actions to cause the Merger to become effective immediately following the closing of the purchase of the shares pursuant to the Top-Up Option, without a stockholders’ meeting, in accordance with Section 253 of the DGCL. If, following the Offer Closing, a stockholder vote is necessary in order to consummate the Merger pursuant to the DGCL, Parent and Acquisition Sub are required to take all actions as are reasonably necessary (including executing and delivering a written consent with respect to any shares of Company Common Stock owned by Parent and/or Acquisition Sub) to effect such required stockholder vote by written consent of stockholders in compliance with Section 228 of the DGCL and the certificate of incorporation and bylaws of the Company, and to effect the Merger in compliance with applicable law.

Golden Parachute Compensation.

Background

Pursuant to Item 402(t) of Regulation S-K, the Company is required to provide information about any agreement or understanding, whether written or unwritten, between each of the Company’s named executive officers and the Company or Acquisition Sub concerning any type of compensation, whether present, deferred or contingent, that is based upon or otherwise relates to the transactions contemplated by the Merger Agreement. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this Schedule 14D-9 such term is used to describe the compensation payable to the Company’s named executive officers as it relates to the transactions contemplated by the Merger Agreement. The Company has entered into certain employment agreements, stock option agreements and restricted stock award agreements with the named executive officers of the Company, which provide for potential compensation in connection with the transactions contemplated by the Merger Agreement. The terms and conditions of such agreements are described in Item 3 under the heading “Agreements or Arrangements with Executive Officers and Directors of the Company,” which is incorporated by reference herein.

Aggregate Amounts of Potential Compensation

The table below sets forth the information required by Item 402(t) of Regulation S-K regarding compensation for each named executive officer of the Company that is based upon or otherwise related to the transactions contemplated by the Merger Agreement. For purposes of calculating the potential payments set forth in the table below, the Company has assumed that (i) the Offer and Merger are consummated on February 15, 2015 and (ii) the Offer Price is $7.00 per share of Company Common Stock. For additional details regarding the terms of the payments quantified below, see Item 3 under the heading “Agreements or Arrangements with Executive Officers and Directors of the Company.”

Name	Cash ($)	Equity ($)(1)(2)	Pension/ NQDC ($)	Perquisites/ Benefits ($)	Tax Reimbursement ($)	Other ($)	Total ($)
Timothy E. Brog	--	$1,190,800	--	--	--	--	$1,190,800
Yi Tsai	--	$188,700	--	--	--	--	$188,700

(1)	For Mr. Brog, the amount in this column represents the estimated value of the cash payment to be made to Mr. Brog with respect to his Options in accordance with the terms of the Merger Agreement

(2)

For Mr. Tsai, the amount in this column represents the estimated value of (i) the cash payment of $83,700 to be made to Mr. Tsai with respect to his Options in accordance with the terms of the Merger Agreement and (ii) the cash payment of $105,000 to be made to Mr. Tsai with respect to his unvested shares of Company Restricted Stock in accordance with the terms of the Merger Agreement.

Litigation.

None.

Forward-Looking Statements.

This document contains forward-looking statements with respect to the Offer and related transactions, including the benefits expected from the transaction and the expected timing of the completion of the transaction. When used in this document, the words “can,” “will,” “intends,” “expects,” “is expected,” similar expressions and any other statements that are not historical facts are intended to identify those assertions as forward-looking statements. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including uncertainties regarding the timing of the closing of the transaction, uncertainties as to the number of stockholders of the Company who may tender their stock in the Offer, the possibility that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, and general economic and business conditions. The Company does not assume any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Factors that could cause actual results of the Offer to differ materially include the following: the risk of failing to satisfy conditions to the transaction, the risk that the transaction will not close or that closing will be delayed, the risk that the Company’s businesses will suffer due to uncertainty related to the transaction, the competitive environment in our industry and competitive responses to the transaction as well as risk factors set forth above. Further information on factors that could affect the Company’s financial results is provided in documents filed by the Company with the SEC, including the Company’s recent filings on Form 10-Q and Form 10-K.

Item 9.     Exhibits.

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated January 13, 2015 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Parent and Acquisition Sub filed with the SEC on January 13, 2015).*

(a)(1)(B)

Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO of Parent and Acquisition Sub filed with the SEC on January 13 2015).*

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO of Parent and Acquisition Sub filed with the SEC on January 13, 2015).*

(a)(1)(D)

Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO of Parent and Acquisition Sub filed with the SEC on January 13, 2015).*

(a)(1)(E)

Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO of Parent and Acquisition Sub filed with the SEC on January 13, 2015).*

(a)(1)(F)

Form of summary advertisement, published January 13, 2015 in The Investor’s Business Daily (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO of Parent and Acquisition Sub filed with the SEC on January 13, 2015).

(a)(5)(A)	Press Release issued by the Company on December 22, 2015 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on December 24, 2015)

(a)(5)(B)	Press Release issued by the Company on January 5, 2015 (incorporated by reference to the Company’s Schedule 14D-9C filed with the SEC on January 5, 2015)

(a)(5)(C)	Opinion of Maxim Group, LLC (included as Annex A to this Schedule 14D-9)*

(e)(1)

Agreement and Plan of Merger, by and among the Company, Parent and Acquisition Sub, dated as of December 22, 2014 (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on December 24, 2015)

(e)(2)	2005 Incentive Award Plan (Incorporated by reference to Appendix A to the Company’s proxy statement filed with the SEC on May 16, 2005)

(e)(3)

Employment Agreement between the Company and Timothy Brog dated as of July 11, 2013 (Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 12, 2013)

(e)(4)

Employment Agreement between the Company and Yi Tsai dated as of July 30, 2014 (Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 31 , 2014)

(e)(5)	Form of Indemnification Agreement (incorporated by reference to Exhibit 99 to the Company’s Registration Statement on Form S-3/A (File No. 333-60284), filed with the SEC on July 27, 2001)

(e)(6)

Certificate of Incorporation of the Company (Incorporated herein by reference to Exhibit 3.2 to the Company’s Registration Statement on Form S-1/A (File No. 333-09357) filed with the SEC on August 27, 1996)

(e)(7)	Amended and Restated Bylaws of the Company dated June 7, 2008 (Incorporated herein by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on June 10, 2008)

(e)(8)	Guaranty by Tray3, LLC in favor of the Company, dated December 22, 2015 (incorporated by reference to Exhibit (b)(4) to the Schedule TO of Acquisition Sub filed with the SEC on January 13, 2015).

(e)(9)

Funding Commitment Letter by Tray3, LLC to Parent and Acquisition Sub, dated December 22, 2014 (incorporated by reference to Exhibit (b)(3) to the Schedule TO of Acquisition Sub filed with the SEC on January 13, 2015).

(e)(10)

Confidentiality Agreement, dated as of June 18, 2014, by and between the Company and LCV Capital Management, LLC (incorporated by reference to Exhibit (d)(2) to the Schedule TO of Acquisition Sub filed with the SEC on January 13, 2015)

(g)	None

* Included in materials mailed to stockholders of the Company.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PEERLESS SYSTEMS CORPORATION

By:	/s/ Timothy E. Brog
Name: Timothy E. Brog
Title: Chairman and Chief Executive Officer

Dated: January 16, 2015

Annex A

Personal and Confidential

December 21, 2014

Mr. Timothy Brog

Chairman and CEO

c/o the Board of Directors

Peerless Systems Corporation

1055 Washington Blvd.

Stamford, CT 06901

Ladies and Gentlemen:

You have requested our opinion (the “Opinion”), as investment bankers, as to the fairness from a financial point of view to the holders of the outstanding Common Stock, par value $0.001 per share (the “Securities”), of Peerless Systems Corporation (“PRLS” or the “Company”) of the Offer Price (as defined below) to be paid by Mobius Acquisition Merger Sub, Inc., a Delaware corporation (“Acquisition Sub”) and a wholly owned subsidiary of Mobius Acquisition, LLC, a Delaware limited liability company, ("Parent") (collectively referred herein as "Mobius"), pursuant to the terms of an Agreement and Plan of Merger by and among PRLS, Acquisition Sub and Parent, dated as of December 21, 2014 (the “Acquisition Agreement”) (hereafter PRLS and Mobius are collectively referred to herein as the ("Parties")). The terms and conditions of the Transaction (as defined below) are set forth in the Acquisition Agreement, a form of which has been provided to Maxim by PRLS. Pursuant to the Acquisition Agreement: (i) Parent proposes to cause Acquisition Sub to, make a tender offer (the "Offer") (as it may be amended from time to time as permitted under the Acquisition Agreement,) to purchase all the outstanding shares of common stock, par value $0.001 per share, of the Company (the “Company Common Stock”), at a price per share of Company Common Stock of $7.00 (such amount, and any other amount per share paid pursuant to the Offer and the Acquisition Agreement, the “Offer Price”), net to the seller thereof in cash, without interest, upon the terms and subject to the conditions and limitations set forth in the Acquisition Agreement; and (ii) following the Offer Closing (as defined in the Acquisition Agreement) and, if applicable, exercise of the Top-Up Option (as defined in the Acquisition Agreement) upon the terms and subject to the conditions set forth in the Acquisition Agreement, Acquisition Sub will be merged with and into the Company (the “Merger” and together with the Offer, the Top-Up Option, if applicable, and the other transactions contemplated by the Acquisition Agreement, the “Transactions”), whereby each issued and outstanding share of Company Common Stock not owned directly or indirectly by Parent, Acquisition Sub or the Company (other than dissenting shares), will be converted into the right to receive the Offer Price in cash, without interest. The Opinion is based upon, among the other maters addressed herein, the parameters, assumptions and calculations set forth in the materials attached hereto as Exhibit A (the “Materials”). The Opinion is also subject to the following assumptions, conditions, qualifications, notices and disclaimers.

Maxim Group LLC (“Maxim”) provides a multitude of financial services including investment banking; private wealth management; and global institutional equity, fixed-income and derivatives sales and trading as well as equity research. Maxim and its affiliates, or other related entities or individuals, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, and any of their respective affiliates and third parties, or any currency or commodity that may be involved in the Transaction. Maxim will receive a fee from the Company for delivering the Opinion as well as reimbursement of certain expenses. Maxim's fee will be due in its entirety upon the delivery of the Opinion, irrespective of whether the Transaction is completed. The Company has agreed to indemnify Maxim against certain liabilities, and to reimburse it for certain liabilities in connection with Maxim providing the Opinion. Moreover, Mobius has agreed to assume the Company's indemnity obligations post Transaction. No controlling person of Maxim is directly personally receiving compensation or other remuneration from any of the Parties.

December 21, 2014 Peerless Systems Corporation Page 2

On October 6, 2014, Peerless announced that its wholly owned subsidiary, Peerless Homes Corporation, consummated its previously announced agreement to acquire approximately 80% of Deer Valley Corporation (“Deer Valley,” or “DVLY”) for approximately $3.7 million. Additionally, the Company has also represented that they have seven active customers of which three customers contribute over 90% of their revenue. No new customers were added over the last 8 years since the Company sold off most of their business and technology to KMC. Additionally most of the Company's major customers are declining at material percentages on a revenue basis. As such, the Company believes that substantially all of the value to PRLS's business is derived from its controlling acquisition of DVLY other than certain components of its balance sheet. Based upon these representations it was determined that the basis for the Opinion would be substantially driven by the ongoing business of DVLY.

In connection with the Opinion, we have reviewed, including but not limited to, the following information/documents: the Acquisition Agreement, Annual Reports on Form 10-K of the Company and DVLY; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and DVLY; business agreements; and certain internal financial analyses and forecasts for PRLS prepared by PRLS's management team and DVLY management, as approved for our use by the Company as the case may be (the “Forecasts”). We reviewed the reported price and trading activity for the Securities; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recently closed strategic transactions, business combinations, and acquisitions within the modular housing industries. In rendering the Opinion, we have assumed that the definitive Acquisition Agreement will not differ materially from the draft that we reviewed, and that there will be no change to the contemplated structure of the Transaction by the Parties or reduction of the Offer Price, number of shares of Common Stock subject to the Offer or any Offer Condition otherwise amended or modified in any way adverse to the holders of the Company Common Stock.

In order to render the Opinion, we have relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all the financial, legal, regulatory, tax, accounting and other documentation and information provided to, discussed with, or reviewed by us and have, with your consent, relied on such information as being complete and accurate in all material respects, including any documentation and information originally produced by the Parties and provided by the Company to Maxim. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company and those financial projections originally produced by PRLS, DVLY and provided by the Company to Maxim. We have assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, reserves, business operations since the date of the financial statements referenced herein. Moreover, it is understood that the Forecasts are based on numerous variables and assumptions that are inherently uncertain, including without limitation, factors related to general economic, market and competitive conditions. Accordingly, actual results could vary significantly from those set forth in such Forecasts, and as noted previously, Maxim has relied on these Forecasts without independent verification or analyses and does not in any respect assume any responsibility for the accuracy or completeness thereof. We have not made an independent evaluation or appraisal of the assets and liabilities (including any joint ventures, contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries, joint ventures and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the expected benefits of the Transaction in any way meaningful to our analysis. We are not actuaries and our services did not include any actuarial determination or evaluation by us or any attempt to evaluate actuarial assumptions, and we have relied on the Company with respect to the appropriateness and adequacy of reserves of the Company and actuarial assumptions used by the Company in connection with the Forecasts. In that regard, we have made no analysis of, and express no opinion as to, the appropriateness or adequacy of reserves or actuarial assumptions. Maxim has relied upon assurances by the Parties that they are unaware of any facts that would make their respective information incomplete or misleading. Maxim has no obligation to update or modify the Opinion.

December 21, 2014 Peerless Systems Corporation Page 3

Our Opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This Opinion addresses only the fairness from a financial point of the Transaction to the holders of the Common Stock, as of the date hereof as described below. We do not express any view on, and our Opinion does not address, any other term or aspect of the Acquisition Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreements or entered into or amended in connection with the Transaction, including the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors, or employees of the Company or class of such persons, in connection with the Transaction, whether relative to the contribution pursuant to the Agreements or otherwise. Our Opinion is necessarily based on the economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming the Opinion based on circumstances, developments or events occurring after the date hereof. Our Opinion does not compare the relative merits of the Transaction with any other alternative transaction or business strategy which may have been available to or considered by PRLS or its Board, or address the underlying business decision of PRLS or its Board to proceed with the Transaction. Maxim was not requested to, and did not, explore alternatives to the Transaction or solicit interest of any other parties in pursuing transactions with PRLS.

The Opinion has been prepared exclusively for the use of the Board of Directors of the Company in its deliberation of the Transaction and may not be used for any other purpose including a Tender Offer Statement on Schedule TO without our prior written consent, except unless required to be produced pursuant to a valid legal or regulatory request. The Opinion has not been prepared for the Company or its shareholders, nor will it grant them any rights or remedies. The Opinion does not constitute a recommendation as to how the Board or any holder of Securities should vote with respect to such Transaction or any other matter. The Opinion has been approved by a fairness committee of Maxim investment banking and other professionals in accordance with our customary practice.

(Signature Page Follows)

December 21, 2014 Peerless Systems Corporation Page 4

Based upon and subject to the forgoing, it is our opinion that, as of the date hereof, the Offer Price of $7.00 per share to be paid to holders of PRLS Common Stock is fair from a financial point of view to the holders of the Securities.

Yours truly,

MAXIM GROUP LLC

By:	/s/ Lawrence C. Glassberg
	Name:	Lawrence C. Glassberg
	Title:	Managing Director, Investment Banking

By:	/s/ Clifford A. Teller
	Name:	Clifford A. Teller
	Title:	Executive Managing Director, Investment Banking

Annex B

Section 262 of the General Corporation Law of the State of Delaware

§ 262. Appraisal rights.

(a)     Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)     Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1)     Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)     Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.     Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.     Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.     Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.     Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)     In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)     In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c)     Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d)     Appraisal rights shall be perfected as follows:

(1)     If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)     If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)     Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f)     Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)     At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h)     After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)     The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)     The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)     From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l)     The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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